[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 6, 2025
(Start date of measures for electronic provision: May 30, 2025)

NOTICE OF CONVOCATION OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 20th Annual General Meeting of Shareholders (the "Meeting") of Mitsubishi UFJ Financial Group, Inc. (the "Company") will be held as described below.
In convening this General Meeting of Shareholders, the Company has taken measures for the electronic provision of information. The matters subject to electronic provision have been posted on the following websites.

The Company's website:
https://www.mufg.jp/english/ir/stock/meeting/index.html   Search: MUFG convocation

In addition to the above, the information is also posted on the following website.

Tokyo Stock Exchange (TSE) website:
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the above website, enter our company name or securities code (8306) and click "Search," and select "Basic information" and "Documents for public inspection/PR information" in that order to view the relevant information.

In place of attending the General Meeting of Shareholders in person, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing.
Please review the following "Reference Materials Concerning the General Meeting of Shareholders" and exercise your voting rights by 5:10 p.m. on Thursday, June 26, 2025.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa
Member of the Board of Directors, President & Group CEO
(Representative Corporate Executive)
4-5, Marunouchi 1-chome,
Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting: Friday, June 27, 2025, at 10:00 a.m.

     (Reception is scheduled to open at 9:00 a.m.)

2. Place of the Meeting: Hiten Main Banquet Hall, Grand Prince Hotel Shin Takanawa
     at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

   Matters for Reporting: The Business Report for the 20th Fiscal Year (from April 1, 2024 to March 31, 2025), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

   Matters for Resolution:

   <Proposal by the Company>

First Item of Business	Appropriation of Surplus
Second Item of Business	Election of 16 (sixteen) Directors

   <Proposal by Shareholders>

Third Item of Business	Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)
Fourth Item of Business	Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients' climate change transition plans)
Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Responsible Contribution to the Japanese Capital Market)
Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Company Name)
Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Code of Conduct for Officers and Employees)
Eighth Item of Business	Acquisition of Treasury Stock (Trigger Setting)
Ninth Item of Business	Election of Outside Directors

- The Companies Act has been revised so that, in principle, materials concerning the General Meeting of Shareholders are to be viewed on our website, and a paper copy of such materials are delivered only to shareholders who have requested it by the record date. However, for this Meeting, a paper copy of the "REFERENCE MATERIALS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS" has been sent to shareholders regardless of whether they made a request, for their convenience when attending the Meeting.

- The following items are not included in the documents sent to shareholders who have requested the delivery of a paper copy pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.
  (1) Employees of the Group; (2) Principal Offices, etc. of the Group; (3) Major Borrowings; (4) Other Significant Matters Concerning the Current State of the Group; (5) Matters Concerning Officers of the Company (Limited Liability Agreement and Directors and Officers Liability Insurance); (6) Matters Concerning Outside Directors; (7) Matters Concerning Shares of the Company; (8) Matters Concerning Independent Auditor; (9) System to Ensure Appropriate Conduct of Operations; (10) Matters Concerning Wholly-owned Specified Subsidiaries; (11) Other (Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation); (12) Consolidated Financial Statements and Notes to the Consolidated Financial Statements; (13) Non-consolidated Financial Statements and Notes to the Non-consolidated Financial Statements; (14) Independent Auditor's Report on the Consolidated Financial Statements; (15) Independent Auditor's Report on the Non-consolidated Financial Statements; (16) Audit Report of the Audit Committee
  The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the "NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS," and the documents (1) through (16) above, disclosed on **our website**.

- If any matter subject to electronic provision is to be modified, we will post the details of such modification on **our website**.

- Notices of major changes to the operation of the General Meeting of Shareholders due to future conditions will be provided on **our website**.

- With regard to the results of the resolutions of the General Meeting of Shareholders, please be aware that we will post the results on **our website** after the conclusion of the meeting, instead of sending a written notice of the resolutions.

- For shareholders in a wheelchair, dedicated space will be provided at the venue.
  We have arranged a sign language interpreter, and if you need assistance, please let us know at the reception on the day of the Meeting. Writing boards for communication will also be available.

- The notice of convocation will be available via e-mail for requesting shareholders starting from the next General Meetings of Shareholders. Please apply for e-mail notices at the voting right exercise website (https://evote.tr.mufg.jp/) using a PC or smartphone.

(Reference) FY2024 Financial Highlights

(1) Consolidated net operating profits


¥1,843.7 billion
¥1,591.1 billion
Impacts due to rebalance of bond portfolio*1
Up
¥327.4 billion
year on year
(Excludes the impact of rebalance of bond portfolio)
FY2023
FY2024

Although consolidated net operating profits decreased from the previous fiscal year due to net losses on debt securities realized through rebalance of the bond portfolio by leveraging one-time profits, profitability of the customer segments continued to grow.

*1 FY2023: Approx. ¥(200.0) billion, FY2024: Approx. ¥(780.0) billion

(2) Profits attributable to owners of parent


¥1,862.9 billion
¥1,490.7 billion
Up
¥372.1 billion
year on year
FY2023
FY2024

Profits attributable to owners of parent marked record high, driven by the strong performance of the customer segments and other factors including the increase in net gains on sale of equity securities, reversal of large credit costs in overseas, and the increase in equity in earnings of equity method investees, etc.

(3) ROE


Up
1.3 ppt
year on year
9.9%
8.5%
7.0%
FY2022
FY2023
FY2024

ROE reached 9.9% primarily driven by the increase in profits attributable to owners of parent, achieving the financial target of approximately 9% under the Medium-term Business Plan in the first year, and also reaching the medium- to long-term target of 9-10%.

(4) Common Equity Tier 1 capital ratio
(Finalized and fully implemented Basel III basis, excluding net unrealized gains on available-for-sale securities[*2])



10.3%	10.1%	**10.8%**

Up
0.7 ppt
year on year

FY2022　　　FY2023　　　**FY2024**

As for common Equity Tier 1 capital ratio, an adequate level of 10.8% continues to be maintained.
*2 Estimated CET1 ratio reflecting the RWA calculated on the finalized and fully implemented Basel III basis.

(5) Shareholder returns



Annual dividends per share

	FY2021	FY2022	FY2023	FY2024	FY2025 (Forecast)
Annual dividends per share	¥28	¥32	¥41 (Up¥23)	¥64 (Up¥6)	¥70
Dividend payout ratio (%)	31.7	35.3	32.9*	40.0	40.3
Share repurchases (Billions of yen)	150.0	450.0	400.0	400.0	250.0 (First six months)
Total payout ratio (%)	44.8	75.2	59.6	61.3	—

* Dividend payout ratio is 34.9%, excluding the impact of change of the equity method accounting date for
  Morgan Stanley (profits attributable to owners of parent: ¥84.1 billion).

Please see the following website for details on financial highlights.
  https://www.mufg.jp/dam/ir/fs/2024/pdf/highlights2503_en.pdf



(Reference) Sustainability Highlights

MUFG's Sustainability Initiatives

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we will engage in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues.

Driving Social & Environmental Progress and Priority Issues

- One of the three pillars of the Medium-term Business Plan which started in FY2024 is "Driving Social & Environmental Progress." In order to realize a sustainable environment and society, MUFG established priority issues in our sustainability management.

MUFG Way

Purpose	"Committed to empowering a brighter future."
Values	Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility
Vision	Be the world's most trusted financial group

Medium-term Business Plan

Fundamental Direction

– Three years to pursue and produce growth –

To serve our commitment to empowering a brighter future, we aim to fulfill our unique potential to "bridge" the divided world, producing economic and social value.

Three Pillars of the Medium-term Business Plan:
- Expand & Refine Growth Strategies
- Drive Social & Environmental Progress
- Accelerate Transformation & Innovation

Priority Issues

MUFG has set priority issues under the sustainability management to achieve a sustainable environment and society.

Sustainable Society	Achievement of carbon neutral society
	Natural capital and biodiversity restoration
	Promotion of circular economy
Vibrant Society	Industry development and innovation support
	Response to aging population & low birthrate
	Increasing access to financial services
	Management focusing on human capital
Resilient Society	Respect for human rights
	Ensuring secure and safe services
	Demonstration of robust corporate governance

Published a Report on Driving Social & Environmental Progress

- Issued the "MUFG Driving Social & Environmental Progress ~for our Brighter Future~," which showcases the results of the initiatives driven by employees and issues, our awareness and efforts for priority issues, and KPIs and impact metrics (April 2025)


MUFG Driving Social & Environmental Progress
MUFG

Click!

Sustainable Finance Targets and Results

- With a cumulative target of ¥100 trillion by FY2030, FY2024 estimated result is ¥43.5 trillion, achieving 43% of the target.


¥100 trillion
FY2019-FY2024 cumulative amount ¥43.5 trillion
FY2030 target

Achievement of Carbon Neutral Society

- MUFG has been pursuing various initiatives based on three unwavering commitments. As one of the largest financial institutions that have been supporting the global energy sector, MUFG has been supporting and leading the energy transition as a top runner for project finance for renewable energy. To achieve carbon neutrality by 2050, MUFG will continue supporting the transition through engagement with clients and make efforts to achieve a sustainable society by decarbonizing the real economy and fostering a virtuous cycle between the environment and the economy. Please see the MUFG Climate Report 2025 (April 2025) for progress of our initiatives.



MUFG's three unwavering climate change commitments

1. Helping achieve the 1.5°C target of the Paris Agreement by achieving carbon neutrality by 2050
2. Supporting a smooth transition to a decarbonized society through our financial services
3. Proactively contributing to creating a sustainable society by fostering a virtuous cycle between the environment and the economy

Main strategies

1. Reducing emissions from own operations
2. Engagement and support
3. Managing our financed portfolio
4. Risk management and governance

Click!
MUFG
Climate Report
2025
MUFG

Natural Capital and Biodiversity Restoration

- Issued the MUFG TNFD Report 2025 that has been updated for the following points (April 2025)

1. Expanded solutions, including consulting and finance
2. Enhanced analysis of dependency and impact on natural resources
3. Defining actions to resolve the issues and articulating the generated impact

MUFG PARK, a Corporate Social Responsibility Activity

- MUFG PARK was certified as TRIPLE STAR, the highest rank of TUNAG, the certification system for securing quantity and quality urban green space of the Ministry of Land, Infrastructure, Transport and Tourism.



★★★ 2025 TSUNAG TO SECURE URBAN NATURE AND GREENSPACE Certificated by the Minister of Land, Infrastructure, Transport and Tourism Government of JAPAN

Response to Aging Population & Low Birthrate ~ Financial and Economic Education ~

- Appointed an officer in charge of financial and economic education to promote the initiatives in a groupwide, integrated way.
- Released the portal site "Manebiya," which centrally provides all kinds of related information.

Respect for Human Rights

- Issued the MUFG Human Rights Report 2024, which details the progress of the initiatives (June 2024)

MUFG makes various disclosures about sustainability on its website. Please see our website for other measures regarding social issues and priority issues, alongside corporate social responsibility activities.
⇒ https://www.mufg.jp/english/csr/
MUFG Sustainability



Concept for Human Capital Management

Human Capital Management (HCM) VISION	A global financial group making a positive social impact and fostering a culture where our employees thrive

HCM CORE PILLARS	Strengthening business competitiveness	Create an agile culture empowering employees to tackle challenges

EMPLOYEE WELL-BEING

REINVESTMENT IN HUMAN CAPITAL

EMBEDDING THE DESIRED CULTURE

HCM FOUR KEY INITIATIVES

Employee enablement and progression
Employee & skills development

Improving Employee Engagement
Career fulfillment

Diverse, Equitable & inclusive workforce
Empowered & supported to succeed

Embedding a culture of healthy working
Physical, mental & emotional well-being

HCM FOUNDATION AND STRUCTURE

■ MUFG positions human capital as one of its most important types of capital, and creates an environment in which the enhancement of human capital enables employees to further achieve personal growth and take on challenges while empowering themselves.

Four Key Initiatives

■ Employee enablement and progression

Number of mid-career hires and other individuals hired by business area

Strengthen recruitment of specialists in each business area



FY2022	FY2023	FY2024
607	966	1,263

Improving Employee Engagement

Engagement score

Improve employee engagement score to achieve sustainable growth

Target: Improve from the FY2023 level

FY2023	FY2024	FY2026
73%	76%	

■ Diverse, Equitable & Inclusive workforce

Ratio of women in management

Accelerate initiatives to improve the ratio of women in management



Target **27.0%**
Target **30.0%**

FY2023	FY2024	FY2026	FY2030
22.3%	22.9%		

Ratio of employees with disabilities[1]

Become a company that enables everyone to work with peace of mind

Target **2.70%**

FY2023	FY2024	FY2026
2.60%	2.68%	

■ Embedding a culture of healthy working

Absenteeism[2]

Practice health management to maximize performance of each employee



Target Keep 1% or less

FY2023	FY2024	FY2026
0.96%	0.93%	

* The figures above are aggregates of the Bank, the Trust Bank, and Securities (in Japan) except for the engagement score and the ratio of employees with disabilities. The engagement score is for the whole MUFG (including overseas), while the ratio of employees with disabilities is an aggregate of the Bank, the Trust Bank, Securities, NICOS, and ACOM (in Japan)

*1 Figures as of June 1 of each fiscal year
*2 Absence or leave of absence due to mental or physical illness

* The figures above are aggregates of the Bank, the Trust Bank, and Securities (in Japan) except for the engagement score and the ratio of employees with disabilities.
The engagement score is for the whole MUFG (including overseas), while the ratio of employees with disabilities is an aggregate of the Bank, the Trust Bank, Securities, NICOS, and ACOM (in Japan)

*1 Figures as of June 1 of each fiscal year
*2 Absence or leave of absence due to mental or physical illness

(Reference) Status of Response related to the Safe Deposit Boxes and Bank-Securities Collaboration

Deeply regretting the occurrence of the "theft of customers' assets from safe deposit boxes" at MUFG Bank, Ltd. and "business improvement orders for the bank-securities collaboration" received from the Financial Services Agency at Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as those which have shaken our trust and confidence fundamentally, MUFG and each Group company will make group-wide concerted efforts for recurrence prevention and customer-oriented business operations. We sincerely apologize again for the inconvenience and concern these incidents have caused our customers, shareholders, and other stakeholders.

1. Status of Response to the Theft of Customers' Assets from Safe Deposit Boxes

In order to prevent recurrence, we have been responding to the incident by establishing five pillars of improvement measures. In addition to taking measures such as centralized management of safe deposit box spare keys, tightening of related procedures, and installation of additional security cameras, we will enhance the monitoring framework and review HR management to prevent recurrence of the incident, aa well as to reemphasize thorough compliance with laws, regulations, etc.

In addition, we have started fraud risk mitigation in other business processes related to customer assets based on the analysis and location of risks for the incident. We will continue group-wide initiatives on business process improvement to strengthen fraud prevention.



Cause of incident

- [1 Deficiencies in safe deposit box management procedures/rules]
- [2 Insufficient checks and monitoring at branches]
- [3 Insufficient checks and monitoring by headquarters, etc.]

Status of measures to prevent recurrence

Comple-ted Items	1 Review safe deposit box procedures/rules and strengthen management	• Centralize management of all safe deposit box spare keys • Stricter management of safe deposit box spare keys, etc.
	2 Strengthen checks and monitoring at branches	• Build check and monitoring system to have branch operation managers review operation service departments • Launched initiatives within the bank to strengthen internal controls by branch managers
	3 Enhance checks and monitoring by headquarters, etc.	• Add/review and implement inspection items/procedures to strengthen management by headquarters, etc.
	4 Review HR management	• Revise various HR operation rules to enhance early detection of irregularities • Stricter confirmation at the time of promotion to branch management positions, including Operation Service Department heads
	5 Reemphasize thorough compliance with laws, regulations, etc.	• Reemphasized employee compliance awareness with top management messages and various training • Initiated collecting and addressing of "awareness" from employees on-site to strengthen fraud prevention
Ongoing items	1 Review safe deposit box procedures/rules and strengthen management	• Install additional CCTV in the safe deposit box area • Explore use of digital technology including for CCTV video analysis

Sustained business improvement initiatives

- Start fraud risk mitigation in other business processes related to customer assets based on the analysis and location of risks for the incident
- Continue group-wide initiatives on business process improvement to strengthen fraud prevention

2. Status of Response related to the Bank-Securities Collaboration

In order to prevent recurrence, we have been responding to the incident by establishing six pillars of improvement measures. The measures that were planned for fiscal year 2024, including revision of the procedures, rules, etc., enhancement of training and monitoring framework, and internal audit on the effectiveness of the improvement measures, have been completed. Going forward, we will continue training and monitoring activities to promote understanding, penetration, and retention of the measures among employees.



FY24
Completed improvement measures as planned
Effectiveness has been verified through internal audits
(1) Revise/emphasize procedures/rules based on specific examples
• Revise procedures related to comprehensive consent agreements for information sharing
• Establish guidelines (the scope of internal sharing of corporate information / compliance)
(2) Enhance training more in line with practice
• Trainings customized by layers and topics, penetration through verification tests
• Enhance supports such as establishment of internal consultation desk
(3) Review performance evaluations and reemphasize the objective of group profitability management
• Revise performance evaluations and rules to evaluate organizations
• Clarify/notify/emphasize interpretation of group profitability management
(4) Enhance monitoring framework at sales/risk management divisions
• Expand monitoring scope of products and phase (generation-closing)
• Establish bank-securities integrated monitoring framework, and expanded the target of AI utilized monitoring
(5) Enhance management framework
• Top managements interview, trainings for executives and townhall mtg
(6) Improvement measures as the holding company
• The Group Crisis Control Headquarters meetings (held 20 times)
• Plane and continuously monitor group based improvement measures
Future actions
• Continue practical training. Establish correct regulatory understanding and penetration
• Reflect cases captured by internal consultation desk and monitoring on future training and internal alerts
Realize customer-centric sales activities leveraging MUFG's collective strengths
Continuous efforts
Implement practical training and confirm understanding of executives and employees
Continuously raising awareness
Reflect front-line opinions and consultation topics
Reflect cases detected by monitoring
Prompt and practical support by internal consultation desk
Continue monitoring, detection, and instruction
The Board of Directors and Audit committee was involved from planning stage, and will closely monitor and oversee whether improvement measures have been established

Please Exercise Your Voting Rights

Exercise of voting rights via the Internet **Deadline: 5:10 p.m., Thursday, June 26, 2025**

Scanning QR code
(via smartphone, tablet, etc.)

1. Please scan the QR code provided on the bottom right of the voting right exercise form.



*QR code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering “login ID” and “password”

1. Access the voting right exercise website
https://evote.tr.mufg.jp/

2. Log in
Enter your “login ID” and “temporary password” provided on the bottom right of the voting right exercise form on the voting right exercise website.

3. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering your approval or disapproval

Smartphone site


当社は、株主様がこの画面の手続きにしたがって議決権を行使することを承諾いたします。以下よりお手続きにお進みください。
会社提案議案に全て賛成
株主提案議案に全て反対
各議案個別に
賛否を投票
投票する
投票する

✓ Please click ① if you approve of all items of business proposed by the Company, and disapprove of all items of business proposed by shareholders.

✓ Please click ② if you prefer to enter your approval or disapproval of each item of business separately.

PC site


●会社提案の全ての議案を賛成、株主提案の全ての議案を反対とされる場合
確認画面へ
●会社提案、および株主提案の議案について個別に賛否を入力される場合
賛否行使画面へ

Contribute to society by exercising your voting rights via the Internet!

We donate some of the postage costs saved by online exercise of voting rights to charitable organizations including those that support the next generation, preserve the environment, and aid disaster victims.

Electronic gift for selected 10,000 shareholders

We offer an electronic gift to 10,000 randomly selected shareholders who have exercised their voting rights via the Internet, regardless of voting for or against the individual proposals. For details, please see the enclosed flyer “Guidance for Shareholders.”

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Business hours: From 9:00 a.m. to 9:00 p.m.

Securities Transfer Agency Division, Mitsubishi UFJ Trust and Banking Corporation
0120-173-027 (toll-free within Japan)

Notes:

- A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.
- Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC or smartphone are to be borne by the shareholders.

■ Information for Institutional Investors

Institutional investors may use the “electronic voting rights exercise platform” to exercise voting rights.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the proposal on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by a shareholder.

Deadline: Thursday, June 26, 2025, to reach the Company no later than 5:10 p.m.

Sample of the voting right exercise form


議決権行使書
株式会社 三菱UFJフィナンシャル・グループ 御中
ログイン用QRコード
XXXX-XXXX-XXXX-XXX
XXXXXX
For the Second Item of Business, if you plan to vote against one or more candidates, please state the candidate number.
Proposals from the Third Item of Business to Ninth Item of Business are proposed by some shareholders.
The Board of Directors objects to all of these proposals.
For details, please refer to **page 45 and onward.**

Please cut and return this part.

The "login ID" and "temporary password" which are required for exercising voting rights via the Internet, are indicated here.

Please indicate “for” or “against” for each proposal here.

- In case of “for”: please circle the word “For.”
- In case of “against”: please circle the word “Against.”

If you approve the proposal by the Company and Board of Directors’ opinion



会社提案
第1号議案
第2号議案
賛
否
但し
を除く
株主提案
第3号議案
第4号議案
第5号議案
第6号議案
第7号議案
第8号議案
第9号議案

If you do not approve the proposal by the Company and Board of Directors’ opinion





会社提案
第1号議案
第2号議案
賛
否
但し
を除く
株主提案
第3号議案
第4号議案
第5号議案
第6号議案
第7号議案
第8号議案
第9号議案

Handling of the voting rights exercised multiple times

- Please be advised that if you exercise the voting rights both in writing and via the Internet, the content of the voting rights exercised via the Internet shall be deemed valid.
- Please be advised that if you have exercised the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you have exercised the voting rights redundantly via PC and smartphone, the last exercise of the voting rights shall be deemed valid.

Information on Livestreaming and Preliminary Questions Using the Internet

How to watch the livestream

Date and time of the streaming: Friday, June 27, 2025, from 10:00 a.m. to the close of the meeting

* The streaming page will be accessible from 30 minutes before the meeting (9:30 a.m.).

Method for watching the livestream

1. Please access the "Engagement Portal," the dedicated website for shareholders, by entering the following URL or scanning the QR code.

   Dedicated website for shareholders
   "Engagement Portal"
   URL: https://engagement-portal.tr.mufg.jp/



2. Please enter 1) "Login ID" and 2) "Password" on the Shareholder Authentication screen (Login screen).



Shareholder Number — **Leave blank**

Please enter 3730 and 8-digit shareholder number from the left. Please leave the last 3 digits blank.

> *** Your shareholder number is found in the enclosed voting rights exercise form. Please take a memo of it before posting the voting rights exercise form.**

2) Password (11 digits in total)

`2025`

Postal code

Please enter the following 11-digit number:
Postal code (7 digits) and 2025

The "postal code" is the postal code of the address of the shareholder as registered in the shareholder registry as of the record date (March 31, 2025), not the postal code of the contact address or any other address.
If you do not have a registered address in Japan and have designated a standing proxy, please enter the postal code of the standing proxy.

3. Please place a check in the "I agree to the Terms of Use" box, and click the "Login" button.

4. Please click "Watch today's livestream" button on the said website, and upon confirming the Terms of Use and placing a check in the "I agree to the Terms of Use" box, click the "Watch" button.
   * The "With subtitles" option is available after clicking the "Watch today's livestream" button.

Precautions
- Watching a livestream is not recognized as attendance at the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders via the livestream. Please exercise your voting rights in advance either online or by mailing the enclosed voting rights exercise form.
- Livestreaming may become unavailable due to unavoidable circumstances. In that case, an announcement will be made on our website.
- Access to the livestream and the preliminary questions will be limited to shareholders.
- It may not be possible to watch the livestream, depending on the devices and communication environments being used.
- Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.
- Shareholders shall bear communication charges incurred in viewing the livestream.

Details regarding reception of preliminary questions
Submission period: Until 5:10 p.m., (Friday), June 20, 2025
Preliminary questions from shareholders will be accepted on the matters to be dealt with at the General Meeting of Shareholders. If you wish to submit a question, please refer to the "Method for watching the livestream," and log into the dedicated website for shareholders, and select the appropriate category and enter your preliminary question as per the instructions on the screen.

Notes:
* Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.
* The question form has a limit of 400 letters.
* Among questions submitted in advance of the meeting, for those that are of significant interest to shareholders, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

[Inquiries on ID and password]
Securities Transfer Agency Division, Mitsubishi UFJ Trust and Banking Corporation: 0120-676-808 (toll-free within Japan)
Available: From Friday, June 6, 2025 to Thursday, June 26, 2025
(9:00 a.m. to 5:00 p.m. *Excluding Saturdays, Sundays, public holidays and other non-business days.)
Friday, June 27, 2025
(9:00 a.m. until the close of the Meeting)

On-demand streaming after the General Meeting of Shareholders
After the General Meeting of Shareholders, on-demand streaming will be available on the Investor Relations page of the Company's website. If you are unable to watch the livestream, please watch the on-demand stream.

The Company's website: https://www.mufg.jp/english/ir/stock/meeting/index.html

REFERENCE MATERIALS CONCERNING
THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Second Item of Business)>

The First Item of Business to the Second Item of Business are proposed by the Company.

First Item of Business   Appropriation of Surplus

MUFG continuously seeks to improve shareholder returns focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth.

MUFG will set a dividend payout ratio at around 40%, and aim for stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and market conditions, including share price. In principle, MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and shall cancel shares exceeding such amount.

Based on these policies, MUFG proposes the year-end dividend of ¥39.0 per share. Combined with the interim dividend of ¥25.0 per share, annual dividends will total ¥64.0 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property

    Cash

2. Matters concerning allocation and
    the total amount of dividend property

    Ordinary Shares   ¥39.0 per share
                 ¥449,732,758,176 in total

3. Date on which dividends from surplus
    shall be effective

    June 30, 2025

Second Item of Business   Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows. Each of the 9 (nine) candidates for outside directors meets the Company's "Independence Standards for Outside Directors." The 16 (sixteen) candidates for directors are composed of 12 (twelve) male candidates and 4 (four) female candidates (accounting for 25% of the candidates).

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
1	Keiko Honda	Reelected / Outside / Independent	Female	5	Member of the Board of Directors Audit Member	2
2	Satoko Kuwabara	Reelected / Outside / Independent	Female	4	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3
3	Hirofumi Nomoto	Reelected / Outside / Independent	Male	6	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	3
4	Mari Elka Pangestu	Reelecte / Outside / Independent	Female	1	Member of the Board of Directors Risk Member	1
5	Hiroshi Shimizu	Reelected / Outside / Independent	Male	1	Member of the Board of Directors Risk Member	2
6	David Sneider	Reelected / Outside / Independent	Male	2	Member of the Board of Directors Risk Member	1
7	Miyuki Suzuki	New / Outside / Independent	Female	–		2
8	Koichi Tsuji	Reelected / Outside / Independent	Male	4	Member of the Board of Directors Audit Member (Chairperson)	2
9	Teruhisa Ueda	New / Outside / Independent	Male	–		1

   

Non-executive directors **11**/16 (68.7%)

Independent outside directors **9**/16 (56.2%)

Female directors **4**/16 (25.0%)

Foreign nationals **2**/16 (12.5%)

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	Ryoichi Shinke	Reelected / Non-Executive	Male	2	Member of the Board of Directors Audit Member	0
11	Takayuki Yasuda	New / Non-Executive	Male	–	Managing Executive Officer	0
12	Kanetsugu Mike	Reelected	Male	8	Member of the Board of Directors Chairman (Corporate Executive)	2
13	Hironori Kamezawa	Reelected	Male	6	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	1
14	Junichi Hanzawa	Reelected	Male	4	Member of the Board of Directors	0
15	Makoto Kobayashi	Reelected	Male	3	Member of the Board of Directors	0
16	Hiroshi Kubota	New	Male	–	Managing Executive Officer	0

Outside	Candidate for Outside Director
Non-Executive	Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent	Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member: Member of the Nominating and Governance Committee
Audit Member: Member of the Audit Committee
Compensation Member: Member of the Compensation Committee
Risk Member: Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group's business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group's management	To ensure the effectiveness of oversight of MUFG Group's management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

In addition, the board of directors as a whole has decided to appoint individuals who have experience in "global" fields in view of the MUFG's business development, as well as "IT/digital" and "sustainability" to lead the resolution of social issues such as the digital shift and climate change.

For the framework and the knowledge, expertise and experience of each Director after this proposal is approved, please refer to page 38.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors are able to have enough time required to appropriately fulfill the duties as directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG.

MUFG Independence Standards for Outside Directors

1. (1) The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter "Executive") of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.
   (2) If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.
2. (1) The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries[*1] as a major business partner[*2] and has not been an Executive thereof in the last 3 years.
   (2) The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.
3. If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner[*3].
4. The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.
5. The person is not a current major shareholder[*4] of the Company or an Executive thereof.
6. The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries: MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd.
*2 Major business partner: Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner: Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder: Shareholder holding 10% or more of total voting rights

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1) Supervise executives' duties from an independent and objective standpoint	2) Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3) Provide advice and other assistance to top management executives based on their experience and expertise	4) Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5) Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6) Sufficiently discuss matters reported or proposed by top management executives by requesting supplementary explanation where necessary and by contributing their opinions

Please refer to pages 39 to 44 for Corporate Governance Highlights for fiscal year 2024 (1. Corporate Governance Structure, 2. Evaluation Framework of the Board of Directors' Operations, 3. Main Agenda Items for Fiscal Year 2024 in Each Committee, 4. Strategic shareholdings).



Number 1	Keiko Honda	Date of Birth: September 27, 1961 (Age: 63) *As of the date of assumption of office.	Reelected

Number of Years in Office as Outside Director 5 years

Outside | **Independent**

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	13/13 (100%)
	Member of the Audit Committee	Audit Committee	23/23 (100%)

Career summary	
April 1984	Joined Bain & Company Japan, Inc.
May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
July 1989	Joined McKinsey & Company, Inc. Japan
July 1999	Partner of McKinsey & Company
July 2007	Director (Senior Partner) of McKinsey & Company
July 2013	Executive Vice President of Multilateral Investment Guarantee Agency, World Bank Group
June 2014	Executive Vice President & CEO of Multilateral Investment Guarantee Agency, World Bank Group
October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
January 2020	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs
March 2020	Outside Director of AGC Inc. (incumbent)
June 2020	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2022	Outside Director of the Board of Recruit Holdings Co., Ltd. (incumbent)
April 2025	Professor of Waseda Business School (Graduate School of Business and Finance), Faculty of Commerce, Waseda University (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

After working at McKinsey & Company, Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise in the areas of finance and economy through her career, and abundant experience in the area of sustainability through teaching sustainable investment at graduate schools, among other activities. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Professor of Waseda Business School (Graduate School of Business and Finance), Faculty of Commerce, Waseda University
Outside Director of AGC Inc.
Outside Director of the Board of Recruit Holdings Co., Ltd.



Number 2	Satoko Kuwabara	Date of Birth: November 1, 1964 (Age: 60)	Reelected

*The name of Ms. Satoko Kuwabara recorded in the family register is Satoko Ota.

*As of the date of assumption of office.

Number of Years in Office as Outside Director 4 years

Outside | Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.

Member of the Board of Directors	Meeting of the Board of Directors	13/13 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	23/23 (100%)
Member of the Compensation Committee (Chairperson)	Compensation Committee	12/12 (100%)

Career summary

April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association Joined Mori Sogo
January 1998	Partner of Mori Hamada & Matsumoto
June 2016	Outside Director of Bandai Namco Holdings Inc. (incumbent)
March 2020	Outside Auditor of Unicafe Inc. (incumbent)
April 2020	Partner of Gaien Partners (incumbent)
June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. She also has abundant experience in the area of sustainability, having served various positions including a member of the Advisory Committee for Natural Resources and Energy organized by the Ministry of Economy, Trade and Industry. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Ms. Kuwabara currently serves as Partner of Gaien Partners, with which the Company has no consulting agreements or other transaction.

Important status in other companies

Partner of Gaien Partners
Outside Director of Bandai Namco Holdings Inc.
Outside Auditor of Unicafe Inc.
Outside Director of Nippon Yusen Kabushiki Kaisha



Number 3	Hirofumi Nomoto	Date of Birth: September 27, 1947 (Age: 77) *As of the date of assumption of office.	Reelected
			Number of Years in Office as Outside Director 6 years
			Outside — Independent

Type and Number of Company's Shares Owned: Ordinary Shares 25,000

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	13/13 (100%)
Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	23/23 (100%)
Member of the Compensation Committee	Compensation Committee	12/12 (100%)

Career summary

April 1971	Joined TOKYU CORPORATION
April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
April 2004	President & Representative Director of its communications Inc.
June 2007	Director of TOKYU CORPORATION
	Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
January 2008	Managing Director of TOKYU CORPORATION
June 2008	Senior Managing Director of TOKYU CORPORATION
April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
April 2011	President & Representative Director of TOKYU CORPORATION
April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent)
	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has abundant experience mainly in the areas of real estate, life services, IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of TOKYU CORPORATION's consolidated net sales and the Company's consolidated gross profit in fiscal year 2024. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman & Representative Director of TOKYU CORPORATION
Director of Tokyu Fudosan Holdings Corporation*
President & CEO of THREE HUNDRED CLUB CO., LTD.
Outside Director of TOEI COMPANY, LTD.

* Mr. Nomoto is to retire from the post of Director at the close of the annual general meeting of shareholders of Tokyu Fudosan Holdings Corporation to be held in June 2025.



Number 4	Mari Elka Pangestu	Date of Birth: October 23, 1956 (Age: 68) *As of the date of assumption of office.	Reelected
			Number of Years in Office as Outside Director 1 year
			Outside / Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
	Member of the Risk Committee		

Career summary	
August 1986	Joined Centre for Strategic and International Studies Indonesia
July 1987	Research Coordinator, Program For Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
	Deputy Director of Inter University Center, Economics, University of Indonesia
November 1991	Program Coordinator for Trade Policy Forum, Pacific Economic Cooperation Council
January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
October 2004	Minister of Trade of the Republic of Indonesia
October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
March 2015	Professor of International Economics, University of Indonesia
March 2020	Managing Director of Development Policy and Partnerships, the World Bank
July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)
June 2024	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Minister of Trade and Minister of Tourism and Creative Economy of the Republic of Indonesia, and Managing Director of the World Bank (mainly in charge of Development Economics Vice Presidency), Ms. Pangestu has expertise in the areas of finance, economy, and public policy. She also has abundant experience in the area of sustainability by having addressed global social issues at international and government institutions leveraging her extensive work experience. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Independent Non-executive Director of AIA Group Limited



Number	Hiroshi Shimizu	Date of Birth: January 30, 1961 (Age: 64)	Reelected
5		*As of the date of assumption of office.	Number of Years in Office as Outside Director 1 year

Outside | Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
	Member of the Risk Committee		

Career summary	
April 1983	Joined Nippon Life Insurance Company
March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014	Director and Managing Executive Officer, General Manager, Head office 1st Corporate Marketing Dept., Head office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company
July 2014	Managing Executive Officer of Nippon Life Insurance Company
March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
April 2018	President of Nippon Life Insurance Company
June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent) Director of TOKYU CORPORATION (incumbent)
June 2024	Member of the Board of Directors (Outside Director) of the Company (incumbent)
April 2025	Chairman of Nippon Life Insurance Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Director, Senior Managing Executive Officer (Supervises Investment Management Unit, Responsible for Finance & Investment Planning Dept.), and President of Nippon Life Insurance Company, and currently as its Chairman, Mr. Shimizu has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has expertise in finance and abundant experience mainly in the areas of IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shimizu currently serves as Chairman of Nippon Life Insurance Company, with which the Company had business accounting for less than 1% of Nippon Life Insurance Company's ordinary income and the Company's consolidated gross profit in fiscal year 2024. In addition, although Nippon Life Insurance Company holds the Company's ordinary shares, the holding ratio in fiscal year 2024 was less than 2% of the total shares outstanding of the Company. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman of Nippon Life Insurance Company
Outside Director of FUJI KYUKO CO., LTD.
Director of TOKYU CORPORATION



Number 6	David Sneider	Date of Birth: July 25, 1957 (Age: 67) *As of the date of assumption of office.	**Reelected**

			Number of Years in Office as Outside Director 2 years
			Outside / Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0	
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors — 13/13 (100%)
	Member of the Risk Committee	

Career summary

December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1985	Registered as an attorney at law, admitted in State of New York in the United States
July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
February 1992	Associate of Simpson Thacher & Bartlett LLP
January 1994	Partner of Simpson Thacher & Bartlett LLP
June 2022	Outside Director of PHC Holdings Corporation (incumbent)
June 2023	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Sneider has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Although Mr. Sneider served as a Partner of Simpson Thacher & Bartlett LLP, he left the Firm in December 2021, and has not been involved in its management after resignation. In light of this and other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Director of PHC Holdings Corporation



Number **7**	**Miyuki Suzuki**	Date of Birth: August 3, 1960 (Age: 64)



Newly Elected

Outside | Independent

*As of the date of assumption of office.

Type and Number of Company's Shares Owned   Ordinary Shares   100

Message to MUFG Shareholders

I have 40 years of experience of working in IT, telecommunications, and airline industries and was globally active as a business manager mainly in the Asia Pacific region and also in Europe, the Middle East, and Canada. In my career immediately before, I worked for Cisco Systems, where I familiarized myself with latest cybersecurity and AI trends. I believe such experience will be important for MUFG in developing its future strategies and building trust of customers. Currently, I am expanding my insights into global governance, compliance, and sustainability topics. I will do my best to contribute to increasing MUFG's corporate value over the medium- to long-term .

Career summary	
September 1982	Joined Reuters (London, the United Kingdom)
January 1997	Managing Director of Reuters Southeast Asia (Singapore)
April 1998	Managing Director of BROKAT ASIA PTE LTD (Singapore)
January 2001	CEO of CAZH SINGAPORE (Singapore)
March 2002	Executive Vice President and Head of Consumer Business of JAPAN TELECOM CO., LTD.
June 2004	Representative Director, President and CEO of LexisNexis for Asia Pacific
January 2007	Representative Director, President and CEO of KVH Co., Ltd.
March 2011	Representative Director and Vice Chairman of KVH Co., Ltd.
December 2011	Chief Executive Officer and Representative Director of Jetstar Japan Co., Ltd.
May 2015	President and General Manager of Cisco Systems G.K.
January 2018	President for Asia Pacific, Japan and Greater China of Cisco Systems
August 2022	Outside Director of Twilio Inc. (incumbent)
February 2025	Outside Director of SanDisk Corporation (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and General Manager of Cisco Systems G.K., Ms. Suzuki has advanced knowledge and wisdom as a corporate manager of global companies and has actively promoted sustainability management. In addition, she is currently serving as Outside Director at companies such as SanDisk Corporation and has abundant experience mainly in the areas of IT and digital technology as well as sustainability. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies
Outside Director of Twilio Inc.
Outside Director of SanDisk Corporation



	Reelected
Number	Number of Years in Office as Outside Director 4 years
8 Koichi Tsuji	

Date of Birth: April 10, 1957 (Age: 68)

*As of the date of assumption of office.

Outside	Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	13/13 (100%)
	Member of the Audit Committee (Chairperson)	Audit Committee	23/23 (100%)

Career summary	
October 1984	Joined Peat, Marwick, Mitchell & Company
September 1988	Registered as Certified Public Accountant in Japan
February 1989	Resident Representative, Zurich, Switzerland
July 2004	Senior Partner of Ernst & Young Shin Nihon LLC
February 2016	Chairman & CEO of Ernst & Young ShinNihon LLC
July 2019	Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Statutory Auditor of TEIJIN LIMITED (incumbent) Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Tsuji has abundant experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Outside Statutory Auditor of TEIJIN LIMITED
Outside Director of MARUICHI STEEL TUBE LTD.



| Number | | Date of Birth: May 14, | **Newly Elected** | |
| 9 | Teruhisa Ueda | 1957 (Age: 68) | Outside | Independent |

*As of the date of assumption of office.

Type and Number of Company's Shares Owned   Ordinary Shares 0

Message to MUFG Shareholders

At SHIMADZU CORPORATION, I was driving social and environmental progress and development of business through innovative attempts and reforms as a corporate manager, building on the company's strength based on its 150-year history and tradition. I would like to make use of my experience in corporate management I have accumulated and knowledge obtained from implementation of scientific technologies to society to help enhance supervisory functions on business execution and effectiveness of the Board of Directors as an outside director, and contribute to increasing MUFG's corporate value over the medium- to long-term as well as facilitating its sustainable growth from the viewpoint of the integration of tradition and innovation.

Career summary	
April 1982	Joined SHIMADZU CORPORATION
June 2007	Corporate Officer, Deputy General Manager, Analytical and Measuring Instruments Division of SHIMADZU CORPORATION
June 2011	Director, Member of the Board, General Manager of Analytical and Measuring Instruments Division of SHIMADZU CORPORATION
June 2013	Director, Member of the Board, Managing Executive Officer of SHIMADZU CORPORATION
June 2014	Director, Member of the Board, Senior Managing Executive Officer of SHIMADZU CORPORATION
June 2015	President and Representative Director, CEO of SHIMADZU CORPORATION
April 2022	Chairman and Representative Director of SHIMADZU CORPORATION (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and Representative Director and CEO of SHIMADZU CORPORATION, and currently as its Chairman and Representative Director, Mr. Ueda has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has abundant experience in global operations, including leading joint projects by companies and research institutions around the world, and in the areas of IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Ueda currently serves as Chairman and Representative Director of SHIMADZU CORPORATION, with which the Company had business accounting for less than 1% of SHIMADZU CORPORATION's consolidated net sales and the Company's consolidated gross profit in fiscal year 2024. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman and Representative Director of SHIMADZU CORPORATION



Number 10	Ryoichi Shinke	Date of Birth: December 8, 1965 (Age: 59) *As of the date of assumption of office.	Reelected
			Number of Years in Office as Director 2 years
			Non-Executive

Type and Number of Company's Shares Owned	Ordinary Shares 1,100		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	13/13 (100%)
	Member of the Audit Committee	Audit Committee	23/23 (100%)

Career summary

The Company
May 2020   Managing Executive Officer
June 2023   Member of the Board of Directors (incumbent)

Subsidiaries, etc.
April 1988   Joined The Sanwa Bank, Limited
June 2014   Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
May 2018   Managing Executive Officer of MUFG Bank
April 2022   Senior Managing Executive Officer of MUFG Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank) in 2014, Mr. Shinke has served as General Manager of Global Business Division, General Manager of Corporate Banking Division for Asia and Oceania, Regional Executive for India, Group Head, Corporate Banking Group No. 2, and Deputy Regional Executive for the Americas and Managing Director, Deputy Head of New York Branch. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

None



Number **11**	Takayuki Yasuda	Date of Birth: June 19, 1963 (Age: 62)	**Newly Elected**
			Non-Executive

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 72,500 Dilutive Shares* 142,734 *The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Managing Executive Officer

Career summary	
The Company	
February 2015	Executive Officer
April 2021	Senior Managing Corporate Executive
April 2024	Managing Executive Officer (incumbent)
Subsidiaries, etc.	
April 1987	Joined the Mitsubishi Trust and Banking Corporation
June 2013	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank")
June 2017	Managing Executive Officer of the Trust Bank
April 2021	Director and Senior Managing Executive Officer of the Trust Bank
April 2023	Director, Deputy President, and Executive Officer of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2013, Mr. Yasuda has served as General Manager of London Branch, General Manager of Overseas Asset Management Division, General Manager of Asset Management & Investor Services Planning Division, and Chief Executive of Asset Management & Investor Services Business Unit and General Manager of Asset Management Business Division of the Trust Bank, and General Manager of Group Strategy Division for EMEA and Group Head of Asset Management & Investor Services Business Group of the Company. At present, he is Managing Executive Officer of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

None



Number 12	Kanetsugu Mike	Date of Birth: November 4, 1956 (Age: 68) *As of the date of assumption of office.	Reelected Number of Years in Office as Director 8 years
Type and Number of Company's Shares Owned		Ordinary Shares 398,362 Dilutive Shares* 148,194 *The number of corresponding vested points in the stock compensation system using a trust structure	
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	13/13 (100%)

Career summary

The Company

June 2005	Executive Officer
May 2011	Managing Executive Officer
May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
April 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2021	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)

Subsidiaries, etc.

April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President of the Bank
June 2016	Member of the Board of Director, Deputy President of the Bank
June 2017	President & CEO of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services, Co-Chief Executive of the Global Business Unit and President & CEO. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.
He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Outside Director of MITSUBISHI MOTORS CORPORATION
Outside Auditor of Tokyo Kaikan Co., Ltd.



Number **13**	Hironori Kamezawa	Date of Birth: November 18, 1961 (Age: 63)	**Reelected**
		*As of the date of assumption of office.	**Number of Years in Office as Director 6 years**

Type and Number of Company's Shares Owned

Ordinary Shares 247,339
Dilutive Shares* 426,209
*The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	13/13 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	23/23 (100%)
	Member of the Compensation Committee	Compensation Committee	12/12 (100%)

Career summary	
The Company	
June 2010	Executive Officer
May 2014	Managing Executive Officer
May 2017	Managing Corporate Executive
May 2018	Senior Managing Corporate Executive
April 2019	Deputy President (Representative Corporate Executive)
June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)
April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.	
April 1986	Joined The Mitsubishi Bank, Limited
June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2014	Managing Executive Officer of the Bank
June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.
April 2019	Member of the Board of Directors, Deputy President of the Bank
	Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.
April 2020	Member of the Board of Directors of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley



| Number 14 | Junichi Hanzawa | Date of Birth: January 19, 1965 (Age: 60) | **Reelected** |
| | | *As of the date of assumption of office. | Number of Years in Office as Director 4 years |

Type and Number of Company's Shares Owned	Ordinary Shares 236,500 Dilutive Shares* 233,884 *The number of corresponding vested points in the stock compensation system using a trust structure

| Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc. | Member of the Board of Directors | Meeting of the Board of Directors | 13/13 (100%) |

Career summary

The Company

June 2014	Executive Officer
April 2019	Managing Corporate Executive
April 2021	Deputy Chairman (Representative Corporate Executive)
June 2021	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1988	Joined The Mitsubishi Bank, Limited
June 2014	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2018	Managing Executive Officer of the Bank
June 2019	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2021	President & CEO of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, and CCO of the Bank. He also served as General Manager of Corporate Planning Division, and Group CCO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President & CEO of the Bank.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & CEO of MUFG Bank, Ltd.



Number 15	Makoto Kobayashi	Date of Birth: February 22, 1962 (Age: 63) *As of the date of assumption of office.	Reelected Number of Years in Office as Director 3 years
Type and Number of Company's Shares Owned		Ordinary Shares 287,958 Dilutive Shares* 48,312 *The number of corresponding vested points in the stock compensation system using a trust structure	
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	13/13 (100%)

Career summary

The Company

July 2015	Executive Officer
July 2018	Managing Executive Officer
June 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1985	Joined The Mitsubishi Bank, Limited
June 2011	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2015	Managing Executive Officer of the Bank
July 2018	Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
October 2018	Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation
April 2020	Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
June 2020	Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
June 2021	Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
April 2022	President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2011, Mr. Kobayashi has served as General Manager of the Structured Finance Division and Group Head of Financial Solutions Group of the Bank, Deputy General Managing Officer of Corporate Planning Division and Global CSO of Mitsubishi UFJ Securities Holdings Co., Ltd. and Officer in charge of Financial Solutions Unit of the Company. At present, he a Member of the Board of Directors of the Company, concurrently serving as President of Mitsubishi UFJ Securities Holdings Co., Ltd. and President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of major subsidiaries of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.



Number 16	Hiroshi Kubota	Date of Birth: May 17, 1969 (Age: 56)	Newly Elected

*As of the date of assumption of office.

Type and Number of Company's Shares Owned	Ordinary Shares 53,364 Dilutive Shares* 111,349 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Managing Executive Officer

Career summary	
The Company	
April 2019	Executive Officer
April 2024	Managing Executive Officer (incumbent)
Subsidiaries, etc.	
April 1992	Joined the Mitsubishi Trust and Banking Corporation
April 2018	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank") Executive Officer of MUFG Bank, Ltd. (hereafter "the Bank")
April 2022	Managing Executive Officer of the Trust Bank Managing Executive Officer of the Bank
April 2024	Director and Senior Managing Executive Officer of the Trust Bank
April 2025	President and CEO of the Trust Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2018, Mr. Kubota has served as General Manager of Corporate Banking Division No. 1 and General Manager of Financial Planning Division of the Bank, and Group Head of Corporate Business Group of the Trust Bank. At present, he is President and CEO of the Trust Bank and Managing Executive Officer of the Company. He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President and CEO of Mitsubishi UFJ Trust and Banking Corporation

(Notes)

1. The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Keiko Honda, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider, Mr. Koichi Tsuji, and Mr. Ryoichi Shinke in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The Company will also enter into limited liability agreements with Ms. Miyuki Suzuki, Mr. Teruhisa Ueda, and Mr. Takayuki Yasuda. The content of limited liability agreement is as follows.

    (Summary of the content of the Limited Liability Agreement)

    With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director's duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2. The Company has signed a directors' and officers' liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2025.

3. Although Ms. Keiko Honda, Ms. Satoko Kuwabara, Ms. Mari Elka Pangestu and Mr. David Sneider have not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that they are well qualified to act as outside directors as stated in the "Reason for proposing as candidate for Outside Director and expected roles" for each candidate.

4. The Company designated Ms. Keiko Honda, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider and Mr. Koichi Tsuji as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. The Company also intends to designate Ms. Miyuki Suzuki and Mr. Teruhisa Ueda as independent directors and notify the Tokyo Stock Exchange, Inc. to that effect. In addition, they meet the Company's "Independence Standards for Outside Directors."

5. Mr. Hironori Kamezawa is the Representative Corporate Executive of the Company.

6. Mr. Makoto Kobayashi serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

7. There are no special interests between each of the other candidates and the Company.

8. Attendance at meeting of the board of directors, etc. for Ms. Mari Elka Pangestu and Mr. Hiroshi Shimizu refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2024.

9. Upon approval of this Item of Business, the structure of the Board of Directors, including the composition of individual committees, will be as shown on the following page.

The framework of the Board of Directors and the knowledge, expertise and experience of each Director, after this proposal is approved

[**Nominating**], [**Compensation**], [**Audit**], and [**Risk**] by a name indicates that the person is the Chairperson of the respective Committee.

Name			Knowledge, expertise and experience						
			Corporate manage-ment	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustain-ability
Outside Independent	Keiko Honda	Audit		●			●		●
Outside Independent	Satoko Kuwabara	Nominating [**Compensation**]				●	●		●
Outside Independent	Hirofumi Nomoto	[**Nominating**] Compensation	●					●	●
Outside Independent	Mari Elka Pangestu	Risk		●			●		●
Outside Independent	Hiroshi Shimizu	[**Risk**]	●	●				●	●
Outside Independent	David Sneider	Audit Risk				●	●		
Outside Independent	Miyuki Suzuki	Nominating Compensation	●				●	●	●
Outside Independent	Koichi Tsuji	[**Audit**]			●		●		
Outside Independent	Teruhisa Ueda	Nominating Compensation	●				●	●	●
Non-Executive	Ryoichi Shinke	Audit	Thoroughly familiar with the Group's businesses and possess the abilities necessary to manage the Group in an appropriate manner				●		
Non-Executive	Takayuki Yasuda	Audit					●		
	Kanetsugu Mike						●	●	●
	Hironori Kamezawa	Nominating Compensation					●	●	●
	Junichi Hanzawa								●
	Makoto Kobayashi						●		●
	Hiroshi Kubota						●		●

Outside: Outside Director
Non-Executive: A non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent: Independent director provided for by Tokyo Stock Exchange, Inc.
Nominating: Member of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act)
Audit: Member of the Audit Committee
Compensation: Member of the Compensation Committee
Risk: Member of the Risk Committee

(Reference) Corporate Governance Highlight

1. Corporate Governance Structure (As of March 31, 2025)



General Meeting of Shareholders
Independent Auditors
Mitsubishi UFJ Financial Group
■ Oversight
Board of Directors
Non-Executive Directors (11)
Executive Directors (5)
Committees under the Companies Act
Nominating and Governance Committee
Compensation Committee
Audit Committee
Reporting Assessment
Risk Committee
U.S. Risk Committee*
Internal Directors
Outside Directors
Internal, Non-Executive
Chairperson
* Established based on the Prudential Regulations
■ Execution
Global Advisory Board
Executive Committee
President & Group CEO
Committees, etc.
Accounting audit
Officers in Charge Business Groups
Officers in Charge Corporate Staff Units
Officers in Charge Corporate Risk Management Units
Audit
Officers in Charge Internal Audit Division
Reporting Instruction
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
and others
General Meeting of Shareholders
Board of Directors
Audit & Supervisory Committee
Cooperation
* Independent Auditors separately appointed for the Bank, the Trust Bank, and Securities

Characteristics of the Company's Corporate Governance Structure

- Oversight function of the Board of Directors is strengthened with the "company with three committees" structure to secure functional separation between management supervision and business execution
- The majority of the Board of Directors consists of Outside Directors to ensure that decisions are made from an outside perspective.
- All the committees under the Board of Directors are chaired by Outside Directors

2. Evaluation Framework of the Board of Directors' Operations

Every year since 2013, the Company has retained external consultants to evaluate the Board of Directors ("the Board"). These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The fiscal year 2024 evaluation confirmed that the effectiveness of the Board continues to be ensured as a result of continuing to work to improve its operations and frameworks, which were issues that had been identified in fiscal year 2023, based on the recent initiatives. Also in fiscal year 2024, the Board discussed important themes such as mapped material issues and items requiring particular priority (such as the management plans, risk management, compliance, and sustainability) and held extensive discussions based on the knowledge, expertise and experience of each Director, incorporating external viewpoints. In addition to discussing the key strategies under the Medium-Term Business Plan and other important agenda items, the Board made focused deliberations on specific issues that occurred during fiscal year 2024 and supervised the improvement measures and other measures. As for the operations, we achieved improvement of the quality of the Board of Directors' discussions through continued holding of the Executive Sessions limited to the Chairman, CEO and Outside Directors and other measures. In addition, we supported activities for Directors to understand the Company's business and other matters, mainly by holding study sessions for Directors inviting external experts of climate change and AI and conducting monitoring visits to offices.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the fiscal year 2025, will continue to work on improvements to further enhance functions of the Board.

Initiatives to enhance effectiveness of the Board of Directors



Fiscal 2023 evaluation

- **Progress**: Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured
- **Issues to be addressed**: Continuous improvement for further enhancement of the Board functions (operations, systems, improving efficiency, etc.)

Fiscal 2024 initiatives

- As the first year of the Medium-term Business Plan, discussed important agenda items such as the progress of the business plan and sustainability. Extraordinary Board of Directors meetings and other meetings were also held for focused deliberation on specific issues
- Continued executive sessions for opinion exchange limited to the chairman of the Board, CEO and Outside Directors
- Solidified the effective use of pre-briefing sessions before meetings and feedback on discussions at Board of Directors meetings of the Bank, the Trust Bank and Securities
- Conducted on-site visits by Outside Directors and held study sessions inviting external experts (related to AI and sustainability)

Fiscal 2024 evaluation

- **Progress**:
  - Confirmed that the Board continued to sufficiently function effectively for fiscal 2024 as a result of years of commitment to improve effectiveness
  - The Board of Directors' monitoring functioned effectively as sufficient discussions were held not only on key strategies, but also on the malfeasance incident that occurred in fiscal 2024
  - Communication and mutual understanding among directors were deepened and the quality of the Board of Directors' discussions improved
- **Issues to be addressed**: Continuous improvement for further enhancement of the Board functions (operations including setting of agenda items, systems, etc.)

Major Board agendas in FY2024 (meetings held: 13, entire attendance ratio: 100%, attendance ratio of outside directors: 100%)

Key strategies under the Medium-term Business Plan
- Progress in the Medium-term Business Plan, Formulation of the Medium-term Business Plan for FY2025
- Initiatives for priority sustainability issues
- MUFG's social and environmental solutions, MUFG Climate Report 2025
- Progress in corporate culture reforms
- Digital transformation strategy
- Asia businesses
- Asset management business
- Partnership with Morgan Stanley, etc.

Financial
- Performance targets and capital policy
- Management conscious of capital costs and stock prices

Governance
- Reports from CRO, CCO and other C-suite executives
- Reports from the Nominating and Governance Committee, the Compensation Committee, the Audit Committee, and the Risk Committee
- Status of measures taken in response to administrative dispositions
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce strategic shareholdings
- Evaluation of the Board of Directors' effectiveness

3. Main Agenda Items for Fiscal Year 2024 in Each Committee

Nominating and Governance Committee (Meetings held: 23 times)
- Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- Matters related to candidates for major management positions in the holding company and major subsidiaries
- Corporate governance policies and frameworks
- Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

Composition of the Committee
Chairperson
Hirofumi Nomoto Outside
4 out of 5 members are Outside Directors

Compensation Committee (Meetings held: 12 times)
- Review of compensation systems for officers at the holding company and major subsidiaries
- Verification and review of policies for the determination of compensation
- Compensation market (including links to ESG metrics) status
- Evaluation of bonuses for the President and CEO, etc. for fiscal year 2023 and setting of targets for fiscal year 2024
- Individual compensation for Directors and Corporate Executives

Composition of the Committee
Chairperson
Satoko Kuwabara Outside
4 out of 5 members are Outside Directors

Audit Committee (Meetings held: 23 times)

- ■ Conducting an audit on the execution by the members of the Board and the corporate executive officers of their respective duties and responsibilities, pursuant to the provisions of the Companies Act of Japan (Companies Act audit)
- ■ Oversight of the operations of the Group by overseeing (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits
- ■ Regular meetings with the President & Group CEO and the Presidents & CEOs of the Company's major subsidiaries concerning key issues related to Group management
- ■ Regular meetings with the members of audit and supervisory committees and the like of the Company's major subsidiaries
- ■ Performing audit of overseas operational bases and conducting interviews with the relevant local supervisory authorities

Composition of the Committee
Chairperson
Koichi Tsuji   Outside
3 out of 5 members are Outside Directors

Risk Committee (Meetings held: 4 times)

- ■ Status of credit cost management
- ■ Restructuring of rating system
- ■ Responses to cyber security
- ■ Establishment of AI governance system
- ■ Strengthening third-party risk management

Composition of the Committee
Chairperson
Mariko Fujii   Outside
4 out of 5 members are Outside Directors

4. Strategic shareholdings

■ Strategic shareholdings policy
MUFG and its group banks[1] have adopted a basic policy, taking into account shareholding risk, capital efficiency and international financial regulations, shall reduce the amount of shares held for the purpose of strategic investment[2], following sufficient consultation with the relevant corporate business clients.

[1]　The "group banks" refer to MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, which are the Company's subsidiaries.
[2]　"Shares held for the purpose of strategic investment" refers to shares held for the purpose of increasing the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank through maintaining and expanding comprehensive business relations with our corporate business clients.

■ Efforts to reduce Strategic shareholdings[1]

In fiscal year 2024, we divested strategic shareholdings worth approximately ¥276.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis). The target over the three-year period from fiscal year 2024 to fiscal year 2026 is to divest strategic shareholdings worth ¥700.0 billion and to reduce the ratio of the balance of strategic shareholdings to consolidated net assets on a market value basis to below 20%.

(Reference) Number of issues held and amounts recorded on the balance sheets (Disclosed in "Status of Shareholdings" in the Securities Report)[5]



(Reference) Number of issues held and amounts recorded on the balance sheets (Disclosed in "Status of Shareholdings" in the Securities Report)[5]

Equity securities held for purposes other than pure investment		End of March 2022	End of March 2023	End of March 2024	End of March 2025
Number of issues (Issues)	Listed	1,189	1,110	999	899
	Unlisted	1,078	1,057	1,038	1,008
Total amounts recorded on balance sheets (Millions of yen)	Listed	4,007,671	3,894,700	4,902,685	3,459,446
	Unlisted	134,208	190,450	266,241	313,825

*1 Total amount of sale
*2 Acquisition price of domestic equity securities in the category of "other securities" with market value (consolidated)
*3 The total balance of domestic equity securities (consolidated) in available-for-sale securities and deemed equity holdings stated in the annual securities report
*4 All periods are based on net assets as of September 30, 2024.
*5 Stocks held by MUFG Bank, Ltd.

■ Examination of significance and economic rationale of shareholdings

Shares held for the purpose of strategic investment will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. If there is no significance or economic rationale, we shall proceed with divesting those shareholdings, after securing an understanding of the relevant corporate business clients. Even if the significance and economic rationale are acknowledged, we shall proceed with negotiation for sale of those shareholdings, based on our basic policy of reducing strategic shareholdings and taking into account, among other things, the market environment and our business and financial strategy. Economic rationale is examined based on overall business RORA* target value, which is set based on MUFG's capital costs.



Confirmation of Status of Acquisition of Agreement for Divestment
Hasn't reached agreement for selling all shares
Examination of Significance of Holding
Significant
Insignificant
Examination of Economic Rationale
Sufficient
Insufficient
Negotiate for Sale
(In principle) Sell
Has reached agreement for selling all shares

* Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking transactions and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the internal rating based approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.

■ Standards with respect to the exercise of voting rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

(i) Will it increase the medium- to long-term corporate value and lead to continuous growth including ESG elements of the relevant corporate business client?

(ii) Will it increase the medium- to long-term economic profits of MUFG and its group banks?

Significant agenda* will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG's Board of Directors.

* Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.

<Proposal by Shareholders (from Third Item of Business to Ninth Item of Business)>

The Third Item of Business and the Fourth item of Business are proposed jointly by three shareholders.

<Proposal by Shareholders>

Third Item of Business	Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter 6: Audit Committee
Clause 37: Disclosure of financial risk audit by Audit Committee assessment

Noting the Company's increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the Audit Committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in Audit Reports:

(i) the Audit Committee's assessment of the appropriateness of the Company's strategy, policies and processes to mitigate financial risks associated with identified material issues (including the appropriateness of the process and results of reviewing the financial risks to which the Company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons for the assessment; and,

(ii) the framework, including the criteria for the assessment, for auditing the oversight of the Company's risk controls with respect to identified material issues.

2. Reasons for proposal

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring management's use of risk controls. Given previous cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The Audit Committee's report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The Company's Audit Committee should disclose the basis of its conclusion, given that they are accountable to shareholders under the Companies Act and the Corporate Governance Code.

This proposal would improve the corporate governance of the Company and lead to the enhancement of medium- to long-term corporate value. It would benefit all shareholders, including shareholders who are not given access to the Directors.

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.

MUFG's Audit Committee monitors and supervises the execution of duties by directors, executive officers, and employees, including risk management, internal control, and compliance, based on the Companies Act and our Audit Committee Charter. Specifically, the Audit Committee receives reports on the execution of duties from directors, executive officers, and employees, including risk management, internal control, and compliance, and utilizes internal audits conducted by an internal audit department to investigate the status of MUFG's business and property. Additionally, the Audit Committee receives reports from the accounting auditor on the execution of duties and major audit considerations, and conducts audits accordingly.

The disclosure of these audit activities is provided in the Audit Report based on the provisions of the Companies Act, and in the Supplementary Explanation of Audit Committee Audit Report, which includes specific details of activities and major questions considered by the Audit Committee. We will continue to strive to enhance information disclosure to help stakeholders better understand the efforts of the Audit Committee.

On the other hand, the Articles of Incorporation are intended to define basic matters for operating MUFG in accordance with the Companies Act, such as the company name, purpose, organization, and total number of shares that can be issued. It is not appropriate to stipulate matters related to information disclosure in the audit report, which is detailed in the Companies Act, in the Articles of Incorporation.

Therefore, we do not consider it necessary to establish provisions like this agenda in the Articles of Incorporation.

(Reference) Please refer to MUFG's website for the Audit Committee Charter.
https://www.mufg.jp/english/profile/governance/committees/

<Proposal by Shareholders>

Fourth Item of Business   Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients' climate change transition plans)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter Y: Climate-related risk management
Clause Z: Transition Plan (Assessment of clients' climate change transition plans)

Noting the Company's exposure to material climate-related financial risks, the Company shall disclose:

(i)   how the Company will assess high-emitting clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement[1];

(ii) the consequences of clients not producing credible Paris-aligned transition plans, including restrictions on new financing[2]; and

(iii) an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

2. Reasons for proposal

The Company recognises climate change as a "top risk", has committed to achieving net zero by 2050[3], has formulated a Transition Assessment Framework for carbon-intensive sector clients, and claims to assess the transition status of clients by confirming "1.5°C-aligned interim targets, governance and emissions performance".[4]

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement's 1.5°C goal, nor does it impose conditions on funding to encourage clients' transitions. Instead, the Company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.

This not only undermines its own disclosed transition approach, it leaves the Company lagging behind overseas peers, and exposes shareholders to growing transition risks, as well as physical risks from worsening climate change.

---

[1] *Criteria for determining climate change transition plan credibility include, but are not limited to:*
● *Short-, medium-, and long-term scope 1, 2 and 3 emission reduction targets;*
● *Strategies (including capital expenditure plans) to align with those targets; and*
● *No unreasonable reliance on emissions offsets or negative emissions technology.*
[2] *New finance is defined as the provision of new corporate lending, project finance or trade finance to a client, including the refinancing of existing credit facilities, and the arranging or underwriting of capital markets transactions to a client.*
[3] *MUFG Sustainability Report 2024*
[4] *MUFG Climate Report 2024*

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

⭕ Board of Directors' opinion
The Board of Directors objects to this proposal.

Since issuing our carbon neutrality declaration in 2021, MUFG has accelerated and progressed our strategies and initiatives to address climate change. Understanding that our clients' climate change risks can be potential drivers for financial risks for us through their impact on credit risk and other areas, as part of our risk management, we conduct an assessment on the transition status of our clients, the methods and criteria of which are disclosed in the MUFG Climate Report 2025. Nevertheless, we do not believe that whether our clients have a "credible transition plan" should be the sole basis for determining our decisions on financing or the financial risks that we are exposed to.

1. Regarding the first point on the alignment of our clients' climate change transition plans with the Paris Agreement's 1.5°C target in carbon-intensive sectors, we assess the transition status of clients in the carbon-intensive sectors looking at areas including 1.5°C alignment with interim targets, transition plans, climate-related governance structure, and emission reduction records under our Transition Assessment Framework. Information obtained through engagement activities are also reflected in this six-tier category for assessing our clients' transition progress. The methods and criteria to determine the six-tier category have been disclosed.

2. Regarding the second point on measures to be taken (including the restriction of new financing) if clients do not have Paris-aligned "credible transition plans," we have an escalation process which focuses on engagement with clients without specific plans or directions for transition. However, we do not restrict any funding based solely on whether the client has a "credible transition plan" or not. If deciding on transactions require carefully scrutinized transition assessments, we have a transition screening framework disclosed in our MUFG Climate Report 2025 to check the alignment of individual plans with national-level decarbonizing plans, efforts to measure and reduce emissions from the investment, and the investment's technological and social business viability.

3. Regarding the third point on the evaluation of our financial risk associated with clients not having Paris-aligned "credible transition plans," we believe the financial risks that we are exposed to are not determined solely by whether or not clients have a "credible transition plan," and therefore we do not evaluate or disclose financial risk specifying its specific relation with clients' "credible transition plans." However, because we understand that our clients' climate change risks can be potential drivers for our financial risks through their impact on credit risk and other areas, we are assessing the transition status of our clients in carbon-intensive sectors and disclosing the results under the Transition Assessment Framework. On occasions where we obtain information indicating a short-term increase in the client's financial or credit risk, the client's credit rating will be reviewed to take such information into consideration. To this point, we have not observed any of our clients' credit risks materialize and increase our credit cost due to their transition risks or physical risks, but we are fully aware of the possibility that transition risks or physical risks may have an impact and cause clients' credit risks to materialize. With this in mind, we are promoting risk management measures at the credit portfolio-wide level, sector level, client level, and transaction level under our climate change risk management framework, and believe we have a capable risk management structure in place.

MUFG's Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organization, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation.

Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as the declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

(Reference) Please refer to MUFG's website below for more information on our efforts towards achieving carbon neutrality.

1. MUFG Climate Report 2025
We have outlined the progress of our initiatives regarding the four key strategies: Reducing emissions from own operations, Engagement and support, Reducing emissions from our financed portfolio, and Risk management and governance.
https://www.mufg.jp/english/csr/report/progress/

2. MUFG Sustainability Report 2024
A report on MUFG's latest initiatives toward achieving environmental and social sustainability and sustainable growth for MUFG, focusing on our policies, systems, and measures.
https://www.mufg.jp/english/csr/report/sustainability/

<Proposal by Shareholders>

Fifth Item of Business   Partial Amendment to the Articles of Incorporation (Responsible Contribution to the Japanese Capital Market)

1. Details of the proposal

Add the following provisions to the Company's Articles of Incorporation.

Chapter 10   Others

(Responsible Contribution to the Japanese Capital Market)

Article 48   The Company shall actively engage in activities that contribute to the establishment and revitalization of a fair and highly transparent capital market as a representative Japanese financial institution.

2. Reasons for proposal

The Tokyo Stock Exchange is advancing reforms aimed at improving PBR, but responses are slow at the Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Stock Exchange, and many single-listed companies are consistently below a PBR of 1. The absence of institutional investors and the presence of controlling shareholders prevent shareholder engagement from functioning, and there are suspected cases of intentionally depressing share prices for inheritance tax purposes, as well as listings aimed at avoiding Tokyo Stock Exchange reforms. Correcting these distortions contributes to the development of regional economies and the Japanese economy, and expands the Company's investment and financing opportunities. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., part of the Company's Group, is a major shareholder of the Nagoya Stock Exchange and a member of the Fukuoka and Sapporo Stock Exchanges.

Considering this position, we propose to clearly state in the Articles of Incorporation that the Company should responsibly contribute to the soundness of the Japanese capital market.

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

○ Board of Directors' opinion
The Board of Directors objects to this proposal.

MUFG has established the MUFG Way as a guideline for conducting business activities. Under the MUFG Way, we have established a Code of Conduct as the basis for the judgment and actions of Group company employees, and declare that we are compliant with all domestic and international laws and regulations while conducting global business. Additionally, through participation and activities in industry associations to which Group companies belong, we strive to create a fair, transparent, and reliable financial and capital market environment.
Furthermore, in our Medium-term Business Plan, we have formulated seven growth strategies along with improving balance sheet profitability, aiming to pursue economic and social value while addressing social issues, and have set ourselves the purpose of "Empowering a Brighter Future."
Under this Medium-term Business Plan, we are promoting various measures to enhance customer corporate value, support the flow from savings to investment, and aiming to enhance MUFG's corporate value while working towards the realization of our purpose.
The Articles of Incorporation are intended to define basic matters for operating the company, and it is not appropriate to stipulate specific matters related to business execution in the Articles of Incorporation.

Therefore, we do not consider it necessary to establish provisions like those specified by this proposal in the Articles of Incorporation.

<Proposal by Shareholders>

Sixth Item of Business   Partial Amendment to the Articles of Incorporation (Company Name)

1. Details of the proposal

Change part of the wording in Article 1.

Before change: Mitsubishi UFJ Financial Group, Inc.

After change: Mitsubishi UFJ Financial Group Inc.

2. Reasons for proposal

Removing the "," eliminates any possibility of misinterpretation.

- There are 34 bank holding companies in Japan (as of April 3, 2025), but only the Company uses the "Financial Group" notation.

- Last fiscal year, a former employee of a subsidiary stole customer assets from a safe deposit box, resulting in an order to submit report from the authorities.
  Additionally, the securities subsidiary was sanctioned by the Financial Services Agency, Tokyo Stock Exchange, and Japan Securities Dealers Association. The Company is the only one in Japan that uses the ",", which appears pretentious and inappropriate.

- The "," is more of a blemish than a finishing touch. It is simpler and more concise without the dot.

- Economic magazines often annotate "FG" as "Financial Group" or "Financial・Group." The latter part is added solely for the Company, which is redundant. We want to compete based on substance, not the company name.

Considering administrative procedures, the name change will be targeted to occur around the completion of the new MUFG HQ Building.

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

〇 Board of Directors' opinion
The Board of Directors objects to this proposal.

Our company changed its name to Mitsubishi UFJ Financial Group, Inc. on October 1, 2005, following the approval of the merger agreement with UFJ Holdings, Inc. at our annual general meeting of shareholders held on June 29, 2005.
Changing the company name again after such a long time does not contribute to the common interests of shareholders or the enhancement of corporate value.
Therefore, we believe that the name change proposed in this agenda item is unnecessary.

<Proposal by Shareholders>

Seventh Item of Business   Partial Amendment to the Articles of Incorporation (Code of Conduct for Officers and Employees)

1. Details of the proposal

Add the following chapter and article to the current Articles of Incorporation.

Chapter 10:   Code of Conduct for Officers and Employees

Article 48:   Officers and employees shall adhere to laws and manners to the fullest extent.

2. Reasons for proposal

Compliance is in the details. Misconduct at the subsidiary bank and securities firm last fiscal year was excessive. Similar to the broken windows theory, small selfish judgments accumulate into major misconduct.

For example, railway operators nationwide request that people do not walk on escalators, but many still stand on one side and walk on the other, violating manners and significantly reducing transportation efficiency. Although not punishable, our officers and employees should adhere to such manners to prevent misconduct.

Additionally, the escalators at Yumeshima Station for the Osaka-Kansai Expo, which the Group sponsors, are equipped with features to prevent riders standing on only one side, promoting two-line usage with LED displays. This product is provided by a client of the subsidiary bank.

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

〇 Board of Directors' opinion
The Board of Directors objects to this proposal.

MUFG has established the MUFG Way as a guideline for conducting business activities. Under the MUFG Way, we have set a Code of Conduct as the standard for the judgment and actions of Group company officers and employees, declaring adherence to all domestic and international laws and rules, as well as acting correctly based on high ethical standards.
Additionally, the Articles of Incorporation are meant to define the basic policies for company operations, and it is not appropriate to stipulate specific matters related to business execution. Therefore, we believe that it is unnecessary to include the provisions proposed in this agenda item in the Articles of Incorporation.

<Proposal by Shareholders>

Eighth Item of Business   Acquisition of Treasury Stock (Trigger Setting)

1. **Details of the proposal**

Acquire up to 200 million shares of common stock for up to JPY 300 billion, through market purchases on the Tokyo Stock Exchange from July 1, 2025, to March 31, 2026. However, the trigger for the purchase will be when the morning closing price of the Nikkei 225 has fallen more than 2% from the previous day, and purchases will be made only in the afternoon session of that day. The purchase amount will be discretionary within the upper limit.

2. **Reasons for proposal**

Although management claims to conduct agile acquisitions of treasury stock, this is not the case in practice. For example, there was a good opportunity during the sharp market decline in August 2024, but no acquisitions were made then. Conducting buybacks at high prices is inefficient and regrettable for shareholders. Therefore, instead of daily market purchases of the same amount, purchases should be made only when the index falls (to avoid speculation, the index will not be MUFG's stock). Dollar-cost averaging for buybacks is a bad strategy. This is not problematic according to the Japan Exchange Regulation guidelines.

- Purchase even if MUFG share price exceeds JPY 2000 (February to March 2025)

- Buy when the price is half, not double (stocks should be bought when cheap)

- The principle is to buy cheap, this is fundamental (the same applies to buybacks)

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

○ Board of Directors' opinion
The Board of Directors objects to this proposal.

As stated in Agenda 1 "Disposition of Surplus," for the General Meeting of Shareholders, we aim to acquire treasury stock as a shareholder return measure that contributes to capital efficiency, considering performance, capital status, growth investment opportunities, and market environment including stock prices. Additionally, Article 44 of our Articles of Incorporation stipulates that the acquisition of treasury stock as defined in Article 459, Paragraph 1, Item 1 of the Companies Act can be determined by a resolution of the Board of Directors, and the acquisition status is disclosed appropriately in accordance with the law and its provisions. Furthermore, under disciplined capital management, we aim to maximize corporate value through enhanced shareholder returns, maintaining robust equity capital, and utilizing capital to strengthen profitability.
We have determined that deciding the timing, stock price, and trading hours for acquiring treasury stock at the general meeting of shareholders in advance would impair agility and does not contribute to the common interests of shareholders or the enhancement of corporate value.

\<Proposal by Shareholders\>

Ninth Item of Business   Election of Outside Directors

1. **Details of the proposal**

Elect the following three individuals as outside directors.

2. **Reasons for proposal (including: Name, Date of Birth, Resume)**

Candidate No. 1   ■ Takafumi Horie (born October 29, 1972)
    □ Entrepreneur. Former CEO of Livedoor, former CEO of Aisys, etc. Currently Chairman of CROSS FM Co., Ltd.
    □ Mr. Horie's extensive knowledge, experience, insight, and foresight will contribute to the overall development of the Group.

Candidate No. 2   ■ Takashi Tachibana (born August 15, 1967)
    □ Former member of the House of Councillors. Currently CEO of Tachibana Takashi Hitori Broadcasting Co., Ltd.
    □ Mr. Tachibana's unconventional and flexible thinking is unmatched by other companies, and his intelligence is evident. Last fiscal year, there were numerous scandals at subsidiary companies, but Mr. Tachibana's ability to monitor such misconduct will contribute to improving the reliability of the Company and Group companies.

Candidate No. 3   ■ Yuta Misaki (born March 29, 1989)
    □ Currently CEO of Misaki Holdings. Also known as the "Aojiru Prince."
    □ Mr. Misaki manages multiple companies and is also actively involved in social issues and youth enlightenment activities. Electing a young individual in his 30s as an outside director will break the sense of stagnation and contribute to further advancement of the Group.

(Note by MUFG)
The above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.

MUFG aims to ensure the effectiveness of the Board of Directors by having a balanced composition that includes deep knowledge of the Group's business, as well as diverse expertise in finance, accounting, risk management, and compliance.
Additionally, directors are fiduciaries elected by shareholders, and must fulfill their duty of loyalty and duty of care appropriately, possessing the qualities to contribute to the sustainable growth and medium- to long-term enhancement of corporate value, and to appropriately supervise the execution of duties by the management team. We have established certain selection criteria in the Nominating and Governance Committee, and nominate director candidates who meet these criteria.
We believe that the director candidates proposed in Agenda 2 for the General Meeting of Shareholders are the most appropriate and balanced.
Therefore, we believe that the election of the three directors proposed in this agenda item is unnecessary.

Business Report for the Twentieth Fiscal Year (April 1, 2024 to March 31, 2025)

1. Matters Concerning the Current State of the Company

(1) Business Operations and Results of the Group

a. Major Business Matters

The group/MUFG (the "Group") is a corporate group that is comprised of the Company, 200 subsidiaries, 134 subsidiary entities, etc., and 54 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world's most trusted financial group.

b. Financial and Economic Environment

The global economy continued to expand at a moderate pace in FY2024 as inflation rates fell and real incomes recovered. The US Federal Reserve (Fed), European Central Bank and other central banks started to lower their benchmark rates and cautiously ease their monetary policies after a period of tightening, which also supported the global economic expansion. However, there was a rise in uncertainty towards the end of the year triggered by policy decisions made by the new US administration. In addition, there were several other sources of uncertainty, such as the prolonged Ukraine War, the situation in the Middle East and other geopolitical events, as well as the expansion of fiscal policies in major countries. In Japan, despite downward pressure on household consumption from higher prices, the economy continued to expand gradually. This was due to support from higher wage growth on the back of robust business results and labour shortages, as well as increased investment in decarbonisation and digitalisation.



Mitsubishi UFJ Financial Group, Inc. (MUFG)
Strategic Collaboration
Morgan Stanley*1
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Asset Management Co., Ltd.
Mitsubishi UFJ NICOS Co., Ltd.
Bank of Ayudhya Public Company Limited
PT Bank Danamon Indonesia, Tbk.
First Sentier Investors Holdings Pty Ltd
MUFG Investor Services Holdings Limited
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Morgan Stanley MUFG Securities Co., Ltd.*1
ACOM CO., LTD.

*1 Morgan Stanley MUFG Securities Co., Ltd. and Morgan Stanley are equity-method accounted affiliates.
*2 This diagram summarizes the relationship between the Company and major Group companies.

Turning to the financial situation, equity prices remained firm for the most part. However, concerns about a downturn in the US economy in mid-FY2024 and a rise in uncertainty towards the end of the year triggered by the new US administration's policies prompted large market moves. In the US and Europe, central banks started to lower their benchmark rates and market rates fell during the first half of FY2024. However, longer-term yields rose again during the latter half of the year on expectations that governments would

introduce expansive fiscal policies. In Japan, short-term interest rates rose on the back of rate hikes by the Bank of Japan in July 2024 and January 2025. Long-term interest rates followed an upward trajectory as the Bank of Japan carried out gradual rate hikes and reduced its government bond purchases in stages. The yen was affected by the divergence in central bank policies in Japan and the US, and it appreciated to USD/JPY 140 level in September 2024. The yen then fluctuated against the dollar owing to cautious monetary policy decisions by the US Fed and the Bank of Japan and a rise in US long-term interest rates. In general, the path of the yen was one of depreciation during the latter half of FY2024.

c.   Business Operations and Results of the MUFG Group (Results of Fiscal Year 2024)
Under such environments, with respect to the consolidated results of the MUFG Group in fiscal year 2024, ordinary profits were ¥2,669.4 billion and profits attributable to owners of parent were ¥1,862.9 billion. Figures for the fiscal year 2024 include gross profits of ¥165.0 billion, general and administrative (G&A) expenses of ¥85.5 billion, and profits attributable to owners of parent (after-tax profits attributable to MUFG) of ¥22.0 billion as an impact of the change in the closing date of Krungsri (Bank of Ayudhya), aligning with MUFG's fiscal year.
Consolidated gross profits were ¥4,819.3 billion, marking an increase of ¥86.7 billion from the previous fiscal year. Net interest income was ¥2,876.5 billion, an increase of ¥418.6 billion from the previous fiscal year, mainly due to the increase in net interest income from loans and deposits and contribution of overseas acquisitions to income. Trust fees and net fees and commissions income were ¥2,090.2 billion, an increase of ¥269.5 billion from the previous fiscal year, mainly due to increases in income from fees and commissions on financing-related services, wealth management, asset management and investor services, and other businesses in Japan and overseas. Net trading profits (losses) and net other operating profits (losses) resulted in losses of ¥147.4 billion, a decrease of ¥601.4 billion from the previous fiscal year, due to net losses on debt securities of ¥991.4 billion realized through rebalance of the bond portfolio that will contribute to the improvement of net interest income in the future. G&A expenses were ¥3,228.1 billion, an increase of ¥339.3 billion from the previous fiscal year, due to the impact of the overseas acquisitions, as well as resource investment for growth, impact of inflation, etc. As a result of the above, net operating profits totalled ¥1,591.1 billion overall, marking a decrease of ¥252.5 billion from the previous fiscal year, as losses were realized through rebalance of the bond portfolio. However, performance of the customer segments steadily expanded. Total credit costs were ¥108.7 billion, marking a decrease of ¥389.1 billion from the previous fiscal year, by reversal of large credit costs overseas. Net gains (losses) on equity securities resulted in gains of ¥592.5 billion, an increase of ¥221.2 billion from the previous fiscal year, due to a large amount of gains on sale arising from the progress in the sale of equity holdings. Equity in earnings of equity method investees increased mainly due to the strong performance of Morgan Stanley, an equity-method affiliate, and resulted in gains of ¥596.9 billion, an increase of ¥65.1 billion from the previous fiscal year. Other non-recurring gains (losses) resulted in losses of ¥2.4 billion, however, this was an improvement of ¥118.4 billion from the previous year, mainly due to the absence of one-time costs, etc. included in the previous fiscal year. As for net extraordinary gains (losses), losses of ¥118.8 billion were recorded, marking an increase in losses of ¥40.9 billion from the previous fiscal year.

As a result of the above, profits attributable to owners of parent were ¥1,862.9 billion, and reached a record high since the establishment of MUFG. In addition, ROE (MUFG basis) was 9.9%, achieving the ROE (MUFG basis) target of approximately 9% of the Medium-term Business Plan in the first year, and also reached the medium- to long-term ROE target of 9-10%.

(Note) ROE (MUFG basis) =

$$\frac{\text{Profits attributable to owners of parent}}{\{(\text{Total shareholders' equity at the beginning of the period} + \text{Foreign currency translation adjustments at the beginning of the period}) + (\text{Total shareholders' equity at the end of the period} + \text{Foreign currency translation adjustments at the end of the period})\} \div 2}$$

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 14.18%, 16.65%, and 18.83%, respectively. All of these met the required level as of March 31, 2025. The liquidity coverage ratio[1] was 163.8%, also meeting the required level.
In addition, non-performing loan ratio that shows the soundness of loan assets, remained at a low level of 1.11%.
Annual dividends per common stock for fiscal year 2024 are expected to be ¥64.0[2], ¥23.0 higher from the previous fiscal year.

[1] The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.
[2] Assuming that the year-end dividend for fiscal year 2024 is approved at the Annual General Meeting of Shareholders to be held on June 27, 2025.

For detailed financial results, please refer to our company website.

https://www.mufg.jp/english/ir/index.html



(Operations and Results by Business Group)
In order to demonstrate the strengths of its comprehensive financial group, the MUFG Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2024 are as follows.

Net Operating Profits by Business Group[1]	FY2024 (Billions of yen)
■ Retail & Digital	277.0
■ Commercial Banking & Wealth Management	296.9
■ Japanese Corporate & Investment Banking	639.0
■ Global Commercial Banking	438.1
■ Asset Management & Investor Services	135.5
■ Global Corporate & Investment Banking	473.1
■ Global Markets	(648.7)
Total[2]	1,565.7

*1 On a managerial accounting basis
*2 Includes figures for Headquarters/Other, in addition to total net operating profits of the seven business groups

Retail & Digital

Overview of the Business Group
Responsible for individual customers (excluding wealth management), expanding touchpoints by optimally mixing the real, remote and digital channels to provide services that align with customer needs throughout their life, for every life stage.

Overview of Results in FY2024
Net interest income increased due to the rise in interest rates on the yen and consumer finance income increased due to expanded funding needs. As a result, net operating profits increased by ¥60.9 billion.



Commercial Banking & Wealth Management

Overview of the Business Group
Provide a range of financial services to meet diverse needs of corporations and wealth management clients in Japan, such as lending, settlement, M&A, inheritance, real estate, and asset management, in addition to offering business and asset succession solutions in a groupwide, integrated way.

Overview of Results in FY2024
In addition to increases in net interest income backed by the rise in interest rates on the yen and asset management income which capitalized on strong performance of stock markets and business and asset succession needs, income in various other fields including derivatives and real estate increased. As a result, net operating profits increased by ¥78.1 billion.



Japanese Corporate & Investment Banking



Overview of the Business Group
Offer services such as lending, settlement, and forex, as well as comprehensive solutions with full advantage of each Group company's expertise in respective fields such as businesses related to M&A and real estate, to major Japanese corporations, contributing to enhancing customers' corporate value through these services.

Overview of Results in FY2024
Net interest income grew due to loans and deposit management that reflected changes in the domestic and foreign interest rate environment and promotion of pricing based on pursuit of appropriate return on risk. In addition, the Group enhanced its consolidated strength by expanding its solution capability, which resulted in an increase in non-interest income in the Bank[1], Trust Bank[2], and Securities[3], respectively. As a result, net operating profits increased by ¥32.6 billion.

[1]MUFG Bank, Ltd.
[2]Mitsubishi UFJ Trust and Banking Corporation
[3]Mitsubishi UFJ Securities Holdings Co., Ltd.

Global Commercial Banking



Overview of the Business Group
Provide financial services to corporations expanding into the Asia region as well as to local SMEs and individuals through partner banks, such as Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank and Security Bank, and digital financial players.

Overview of Results in FY2024
Despite the significant impact of the deteriorated macroeconomic environment, net operating profits increased by ¥135.5 billion, mainly due to the change in the consolidated closing period of Krungsri, contribution of consolidated subsidiaries acquired during the fiscal year 2023, and the increased lending and cost controls at Bank Danamon.

Asset Management & Investor Services

Overview of the Business Group
Provide consulting employing sophisticated specialist know-how, and strive to improve capabilities in asset management and product development in the areas of AM[*1], IS[*2] and pensions to meet diverse needs from customers in Japan and overseas.
Overview of Results in FY2024
In the AM business, assets under management of investment trusts in Japan increased backed by a net inflow of funds and strong market performance. In the IS business, income grew thanks to the compound offering of high value-added services in Japan and overseas. In the pension business, income related to defined contribution pensions increased. As a result, net operating profits increased by ¥14.2 billion.

[*1] Asset Management [*2] Investor Services


Net operating profits
¥121.3 billion
¥135.5 billion
+¥14.2 billion
FY 2023
FY 2024

Global Corporate & Investment Banking

Overview of the Business Group
Operate the Corporate & Investment Banking (CIB) business that offers value-added solutions for large global corporate and financial institution clients by leveraging our extensive network and product capabilities through an integrated business model mainly among the Bank and the Securities.
Overview of Results in FY2024
Fees and commissions income increased driven by our world-class, sophisticated structured finance capabilities and tailor-made solutions, leveraging the integrated operations of GCIB and Global Markets. Loan spreads improved steadily through our portfolio rebalancing strategy. GCIB is transforming to the resilient business model capable of responding to market volatility. Consequently, net operating profits rose by ¥45.0 billion.


Net operating profits
¥428.0 billion
¥473.1 billion
+¥45.0 billion
FY 2023
FY 2024

Global Markets

Overview of the Business Group

Primarily engage in Sales & Trading operations that provide products and solutions such as Currencies, Fixed Income Instruments and Equities and related Derivatives and trade these products in markets, and Treasury business[*] that manage MUFG's own assets, liabilities and various risks.

Overview of Results in FY2024

In Sales & Trading business operations, income was gained at a high level by steadily accumulating Currencies, Fixed Income Instruments, and other product transactions with customers, capturing the opportunities presented by increased market volatility. However, in Treasury business, we rebalanced the bond portfolio with unrealized losses in a planned way, with the aim of improving future returns from the securities portfolio. As a result, net operating profits of the business group decreased by ¥662.4 billion.



[*]   Operations including ALM, a method to comprehensively manage and control risks in interest rates and funding liquidity inherent in assets such as loans and liabilities such as deposits, and other related operations.

d. Key Issues

Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. After roughly three years of the COVID-19 pandemic, the business environment has changed at an unforeseen pace. AI and other digital technologies have rapidly developed and penetrated our daily lives, the social and economic structure is shifting towards clean energy, and work style and values have become more diverse, all of which are accelerating as megatrends. Meanwhile, “divisions” are becoming apparent through heightened geopolitical risk and a reversal of globalization, and interest rates on the yen are rising, causing significant changes in the business environment surrounding our company. In addition, it is necessary to identify the impacts of the new US administration on the macro economy and financial markets.

MUFG seeks to correctly understand these situations with clear eyes and to fully demonstrate our ability to facilitate “connections,” leveraging its extensive network and diverse solutions, to become a leading force in the new era. Taking the opportunity by this major environmental change surrounding MUFG’s business, the current Medium-term Business Plan for the three-year period beginning in fiscal year 2024 is positioned as three years to pursue and produce “growth.” As a result of this, we will continue to strive to meet expectations of all our stakeholders—including customers, shareholders and employees—by achieving higher profitability, improved return on equity, and our purpose of being “committed to empowering a brighter future.”

1. Fundamental Direction

In our current Medium-term Business Plan, building on strategic initiatives launched in our previous Medium-term Business Plan, we will focus on both growth strategies and social and environmental solutions, supported by transformation and innovation.

In this era when geopolitical risks, reversal of globalization and other forms of division emerge, we aspire to maximize MUFG’s ability to facilitate connections, leveraging its extensive network and diverse solutions, to produce economic and social value, as we strive to realize our Purpose of being “committed to empowering a brighter future.”

Fulfilling our Commitment to Empowering a Brighter Future.


Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

2. Financial Targets and Capital Policy

Since we reached the medium- to long-term target of "ROE: 9-10%" in the fiscal year 2024, we reviewed the financial targets and established the new target of "ROE (JPX basis): Approximately 12%." As for the financial targets for the fiscal year 2026, the final year of the Medium-term Business Plan, we are re-examining new targets, given the increasing uncertainty of the external business environment we are currently facing. At the moment, under the expected environment, we expect that the current steady growth will continue in the fiscal year 2026, achieving profits attributable to owners of parent of over ¥2 trillion and ROE (JPX basis) of over 10%. However, we will firstly concentrate on the fiscal year 2025 and promote various initiatives, while maintaining management focusing on ROE.

Our basic policy for capital allocation calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, strategic investments for sustainable growth, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established "Basic policies for shareholder returns," which continuously seek to improve shareholder returns, focusing on dividends. MUFG will set a dividend payout ratio at around 40%, and aim for a stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.
In principle, MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and shall cancel shares exceeding such amount.

3. Promoting Key Strategies

In order to make the current Medium-term Business Plan the three years to pursue and produce "growth," we formulated seven key strategies for "Expand & Refine Growth Strategies" and four key strategies for "Accelerate Transformation & Innovation" among the three pillars of the Medium-term Business Plan.

For "Expand & Refine Growth Strategies," in Japan, we will maximize life-time values by strengthening our retail customer base, while enhancing the succession business through the corporate x WM business model. Overseas, we will strive for higher profitability by evolving our GCIB and Global Markets integrated business model, and seek to seize opportunities arising from Asia's economic growth by strengthening our collaboration with partner banks. In addition, we will produce both economic and social value through initiatives to contribute to making Japan a leading asset management center, and through value chain support in green transformation, while also taking on the challenge of building a new business portfolio for medium- to long-term growth.

For "Accelerate Transformation & Innovation," we will strive to strengthen our corporate infrastructure such as by accelerating transformation of our corporate culture including agility, expanding human capital investment, increasing system development capacity, and enhancing AI/data infrastructure, while further improving our risk management and compliance.

A   Expand & Refine Growth Strategies

Key strategies	Key initiatives
Strengthen domestic retail customer base	● Improve customer satisfaction by enhancing the customer experience. By building long-term business relationships, maximize life-time values
Strengthen corporate x WM business	● Offer diverse solutions through both corporate and individual customer-based approaches
Evolve GCIB-GM integrated business model	● Pursue higher capital efficiency through GCIB-Global Markets integrated business model such as collaboration between the primary market functions and the sales & trading functions, cross-selling, and strengthening of distribution
Strengthen APAC business and platform resilience	● Construct resilient platforms in Asia, our second home market, by strengthening collaboration with partner banks and expanding initiatives on "cultivate Asia x digital"
Contribute to making Japan a leading asset management center	● Empower people to build more prosperous lives by promoting investment and supporting asset formation throughout the investment chain, contributing to making Japan a leading asset management center
Support value chain in green transformation	● Promote GX investment among customers by proposing solutions to customers' issues that go beyond financing, such as co-creation of GX projects and support for transitions
Challenge to build a new business portfolio	● Cultivate a portfolio characterized by both high growth and high profitability by developing new business segments and futuristic business models through the development of new businesses incorporating customer and societal issues and advances in new technologies

B   Accelerate Transformation & Innovation

Key strategies	Key initiatives
Accelerate agility transformation	● To lead transformation, aim to instill a corporate culture in which people think, decide, and act for oneself, and do so swiftly
Expand human capital investment	● Aim to become a global financial group that contributes to customers and society by accelerating synchronization with business strategies, with each employee working actively and vigorously with a high degree of professionalism
Increase system development capacity	● Strive to increase development capacity to raise the amount of system investment, and aim to increase the amount and ratio of investment in strategic projects
Enhance AI/data infrastructure	● Promote data utilization by enhancing AI promotion functions and business intelligence ● Enhance technological research through the use of new technologies such as generative AI and improved intelligence

(2) Financial Position and Results of Operations of the Group and the Company
(Consolidated Basis and Non-Consolidated Basis)

a. Financial Position and Results of Operations of the Group (Consolidated Basis)

(Millions of yen)

	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024	Fiscal Year 2024 Ended March 31, 2025
Ordinary income	6,075,887	9,281,027	11,890,350	13,629,997
Ordinary profits	1,537,649	1,020,728	2,127,958	2,669,483
Profits attributable to owners of parent	1,130,840	1,116,496	1,490,781	1,862,946
Consolidated comprehensive income (Figures in parentheses represent net loss)	797,310	1,158,800	3,316,519	2,069,660
Total net assets	17,988,245	18,272,857	20,746,978	21,728,132
Total assets	373,731,910	386,799,477	403,703,147	413,113,501

(Note)   All figures have been rounded down to the nearest unit.

b. Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

(Millions of yen)

	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024	Fiscal Year 2024 Ended March 31, 2025
Operating income	622,637	641,968	809,818	1,343,267
Dividends received	587,680	606,916	775,425	1,307,634
Dividends received from banking subsidiaries	419,691	407,630	545,885	1,035,465
Dividends received from other subsidiaries	52,278	31,702	30,228	47,442
Profits	571,859	602,223	749,395	1,275,569
Profits per share	(yen) 44.72	(yen) 48.93	(yen) 62.65	(yen) 109.55
Total assets	19,977,035	22,642,309	23,920,097	22,115,043
Investments in banking subsidiaries	7,641,206	7,641,206	7,641,206	7,644,609
Investments in other subsidiaries	984,047	958,513	958,513	955,111

(Note)   All figures have been rounded down to the nearest unit.

(3) Capital Investment of the Group

a. Total Amounts of Capital Investment

(Millions of yen)

MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
261,227	66,153	39,413	40,435	10,210	417,438

(Notes) 1. All figures have been rounded down to the nearest unit.

2. Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.

b. New Additions, etc. of Significant Equipment

(New Additions, Renovations, etc.)

(Millions of yen)

Company Name	Description	Amount
MUFG Bank, Ltd.	Development of new deposits and forex infrastructure system	10,170
Mitsubishi UFJ NICOS Co., Ltd.	System integration	16,197

(Note) All figures have been rounded down to the nearest unit.

The Bank and the Trust Bank allocate fixed assets to segments. As other subsidiaries do not allocate fixed assets to segments, information on their assets by segment are omitted.

(4) Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ Asset Management Co., Ltd.	Minato-ku, Tokyo	2,000	Investment Management Investment Advisory and Agency	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Minato-ku, Tokyo	63,832	Loan, Loan Guarantees	40.18 (2.60)
Japan Digital Design, Inc.	Chuo-ku, Tokyo	2,300	Research	94.18 (1.16)
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
WealthNavi Inc.	Shinagawa-ku, Tokyo	12,261	Financial Instruments Firm	100.00 (100.00)
Mitsubishi UFJ eSmart Securities Co., Ltd.	Chiyoda-ku, Tokyo	7,196	Financial Instruments Firm	100.00 (100.00)
Kanmu, Inc.	Shibuya-ku, Tokyo	99	Prepaid cards	68.85 (68.85)
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advisory	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Minato-ku, Tokyo	200	Investment Management Investment Advisory	100.00 (100.00)
Human Resources Governance Leaders Co., Ltd.	Chiyoda-ku, Tokyo	122	Consulting	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	13,181 (USD 88 million)	Bank Holding Company	100.00 (95.33)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	323,654 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	54,560 (IDR 5,995,576 million)	Banking	92.47 (92.47)
PT Mandala Multifinance Tbk.	Jakarta, Republic of Indonesia	1,218 (IDR 133,844 million)	Lending	99.26 (99.26)
MUFG Investor Services Holdings Limited	Grand Cayman, Cayman Islands, British Overseas Territories	6,498 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	387 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	96 (GBP 500 thousand)	Investment Advisory	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	27,975 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	1,194 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	447,337 (AUD 4,759 million)	Holding Company	100.00 (100.00)
MUFG Pension & Market Services Holdings Pty Limited	Sydney, Australia	97,035 (AUD 1,032 million)	Holding Company	100.00 (100.00)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	19,702 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	358,004 (GBP 1,847 million)	Securities	100.00 (100.00)
MUFG Securities Asia Limited	Hong Kong, People's Republic of China	33,268 (USD 222 million)	Securities	100.00 (100.00)
BOT Lease Co., Ltd.	Chuo-ku, Tokyo	20,049	Leasing	38.85 (38.85)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
JACCS CO., LTD.	Hakodate-shi, Hokkaido	16,138	Agency Services for Credit Purchases	22.58 (22.58)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi HC Capital Inc.	Chiyoda-ku, Tokyo	33,196	Leasing	20.04 (5.52)
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	6,059	Software Development, Information Processing	20.00
Morgan Stanley	New York, NY, U.S.A.	1,460,930 (USD 9,770 million)	Bank Holding Company	23.46
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	311,460 (VND 53,699,917 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	20,081 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)   1.   Amounts have been rounded down to the nearest unit.

2.   The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.

3.   The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.

4.   The figures in parentheses ( ) in the column "Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company" indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5.   The Company received all Mitsubishi UFJ Asset Management Co., Ltd. ("MUAM") shares held by the Trust Bank on April 1, 2024, via a dividend in kind and made MUAM a wholly owned subsidiary.

6.   The Company acquired MUFG Pension & Market Services Holdings Limited ("MPMS") shares held by the Trust Bank on May 16, 2024 and made MPMS a principal subsidiary. As it delisted its stock from the Australian Stock Exchange, MPMS changed its corporate structure locally under the new name MUFG Pension & Market Services Holdings Pty Limited on December 19, 2024.

7.   The Bank, a subsidiary of the Company, conducted a corporate split (kyushu-bunkatsu) to succeed the rights and businesses relating to corporate management of au Kabucom Securities Co., Ltd. ("au Kabucom Securities") from Mitsubishi UFJ Securities Holdings Co., Ltd. on January 24, 2025. In addition, the Bank received all au Kabucom Securities shares held by au Financial Holdings Corporation on January 31, 2025. On February 1, 2025, au Kabucom Securities changed its trade name to Mitsubishi UFJ eSmart Securities Co., Ltd.

2. Matters Concerning Company Executives (Directors and Corporate Executives)

(1) Status of Company Executives

Members of the Board of Directors

(As of March 31, 2025)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA GROUP CORPORATION	-
Keiko Honda	Member of the Board of Directors (Outside Director) Audit Member	Outside Director of AGC Inc. Outside Director of the Board of Recruit Holdings Co., Ltd.	-
Kaoru Kato	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member		-
Satoko Kuwabara	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Gaien Partners Outside Director of Bandai Namco Holdings Inc. Outside Auditor of Unicafe Inc. Outside Director of Nippon Yusen Kabushiki Kaisha	-
Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of TOKYU CORPORATION Director of Tokyu Fudosan Holdings Corporation President & CEO of THREE HUNDRED CLUB CO., LTD. Outside Director of TOEI COMPANY, LTD.	-
Mari Elka Pangestu	Member of the Board of Directors (Outside Director) Risk Member	Independent Non-executive Director of AIA Group Limited	-
Hiroshi Shimizu	Member of the Board of Directors (Outside Director) Risk Member	President of Nippon Life Insurance Company Independent Outside Director of TOKYU CORPORATION Outside Director of FUJI KYUKO CO., LTD.	-
David Sneider	Member of the Board of Directors (Outside Director) Risk Member	Outside Director of PHC Holdings Corporation	-
Koichi Tsuji	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	Outside Statutory Auditor of TEIJIN LIMITED Outside Director of MARUICHI STEEL TUBE LTD.	(Note) 1
Kenichi Miyanaga	Member of the Board of Directors Audit Member		-
Ryoichi Shinke	Member of the Board of Directors Audit Member		-
Kanetsugu Mike	Member of the Board of Directors	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.	-

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley	-
Iwao Nagashima	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	-
Junichi Hanzawa	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors)	-
Makoto Kobayashi	Member of the Board of Directors	President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	-

(Notes) Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee

1. Mr. Koichi Tsuji, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2. To ensure the effectiveness of audit, the Company elected Mr. Kenichi Miyanaga and Mr. Ryoichi Shinke, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3. The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Ms. Mari Elka Pangestu, Mr. Hiroshi Shimizu, Mr. David Sneider, and Mr. Koichi Tsuji, each an Outside Director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4. The officially registered name of Ms. Satoko Kuwabara is Satoko Ota.

Corporate Executives

(As of March 31, 2025)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kanetsugu Mike	Chairman (Corporate Executive)	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.
Hironori Kamezawa	President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley
Hiroshi Mori	Senior Managing Corporate Executive Group CLO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Yutaka Miyashita	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Commercial Banking & Wealth Management Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Fumitaka Nakahama	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroyuki Seki	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Shuichi Yokoyama	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	
Yasushi Itagaki	Senior Managing Corporate Executive Group COO-I Group Head, Global Commercial Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors) President Commissioner of Bank Danamon
Kenji Horikawa	Senior Managing Corporate Executive Group CHRO, Group Deputy CSO, Group Deputy CDTO	Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Name	Title and Areas of Responsibility	Important Concurrent Posts
Seiichiro Akita	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)
Takafumi Ihara	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director and Senior Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)
Jun Togawa	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Keitaro Tsukiyama	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Toshiki Ochi	Managing Corporate Executive Group CIO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hideaki Takase	Managing Corporate Executive (Representative Corporate Executive) Group CSO (in charge of Corporate Planning Division excluding Finance & Resources Management and Global Business), In charge of Corporate Administration Division Risk Member	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Non-executive Director of Mitsubishi UFJ Trust and Banking Corporation
Tadashi Yamamoto	Managing Corporate Executive Group Head, Retail & Digital Business Group, Group CDTO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of ACOM CO., LTD.
Katsunori Yokomaku	Managing Corporate Executive Group CRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Member of the Board of Directors of Mitsubishi UFJ Securities Holdings Co., Ltd. Director of MUFG Americas Holdings Corporation

(Note)   Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Risk Member: Member of the Risk Committee

Executive job titles are abbreviated as follows.

CEO: Chief Executive Officer
CSO: Chief Strategy Officer (in charge of Corporate Planning Division)

CFO: Chief Financial Officer (in charge of Financial Planning Division)

CRO: Chief Risk Officer (in charge of Corporate Risk Management Division and Credit Policy & Planning Division)

CHRO: Chief Human Resources Officer (in charge of Human Resources Division)

COO-I: Chief Operating Officer-International (in charge of Corporate Planning Division (Global Business))

CDTO: Chief Digital Transformation Officer (in charge of Digital Strategy Division)

CCO: Chief Compliance Officer (in charge of Global Compliance Division and Global Financial Crimes Division)

CLO: Chief Legal Officer (in charge of Legal Division)

CAO: Chief Audit Officer (in charge of Internal Audit Division)

CIO: Chief Information Officer (in charge of Information Systems Planning Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2024 (titles and areas of responsibility at the time of retirement are shown in parentheses):

The following Corporate Executives resigned on April 1, 2024.

Yoshitaka Shiba (Senior Managing Corporate Executive; Group CAO & Managing Director, Head of Internal Audit Division)

Tetsuya Yonehana (Senior Managing Corporate Executive (Representative Corporate Executive); Group CFO)

Takayuki Yasuda (Senior Managing Corporate Executive; Group Head, Asset Management & Investor Services Business Group)

The following Member of the Board of Directors retired on June 27, 2024.

Tarisa Watanagase (Member of the Board of Directors (Outside Director), Risk Member)

(2) Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 15, 2025)

1. Context of the Policy

The Company's Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers ("Executives, etc.") (the "Policy") in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy is as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2. Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.



Compensation Committee
- Comprises two or more independent outside directors and a director who concurrently serves as President & Group CEO
- The chairperson is selected from independent outside directors



Determines the following matters in relation to compensation for Executives, etc.

i) The Policy
ii) Contents of the establishment, revision and abolition of the compensation system for the Company's Executives, etc.
iii) Contents of compensation for the Company's individual Members of the Board of Directors and corporate executives in accordance with the Policy

Deliberated and make proposals to the board of directors on the following matters

i) Contents of the establishment, revision and abolition of the system regarding compensation for Executives, etc. of the Company's major subsidiaries
ii) Compensation of the chairman, deputy chairman, president & CEO of the Company's major subsidiaries
iii) Compensation, etc. of the locally-hired Executives, etc. of the Company, the Company's subsidiaries and overseas subsidiaries

3. Summary of the Policy

1) Philosophy and Objective

The MUFG Group has defined as its Purpose "Empowering a brighter future." The value that should be shared among all our directors, officers and employees (Values) is "Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility." In addition, our medium- to long-term vision (Vison) is "to be the world's most trusted financial group." Furthermore, in the Medium-term Business Plan (FY2024–FY2026), we positioned the three years as the period to pursue and produce "growth" more aggressively. We will aim to realize our Purpose by promoting the three pillars, "Expand & Refine Growth Strategies," "Drive Social & Environmental Progress," and "Accelerate Transformation & Innovation," as well as by serving as a "bridge" to produce economic and social value.

The Policy serves many purposes. It is intended to drive measures taken by Executives, etc. for realizing the Purpose and the management policy above; to facilitate improvement of our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advance the Group's sustainability management; and to serve as an appropriate incentive for each of the Executives, etc. according to their roles and responsibilities, to further motivate Executives, etc. to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while preventing excessive risk-taking as a financial institution.

2) Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, "Director and Corporate Executive Allowances" and "Committee Member (Chairperson) Allowances" and similar allowances are added according to the roles and responsibilities of each of the Executives, etc.

3) Composition, Structure and Contents of Compensation, etc.
- In principle, compensation for the Company's Executives, etc. is composed of three types: "annual base salary" (fixed), "performance-based stock compensation" (linked to stock price and medium- to long-term performance) and "cash bonuses" (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.
- In the stock compensation plan, the Company's shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.
- The proportion of the President & CEO's compensation since fiscal year 2018 is balanced among these three types of compensation: "annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1." (In case the stock compensation and cash bonus are paid in base amount).
- The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President

(approx. 60%), Senior Managing Corporate Executive (approx. 57.5%), Managing Corporate Executive (approx. 55%) and Executives without titles (approx. 50%).

- Performance-based stock compensation and cash bonuses are subject to confiscation (malus) for the unpaid portion and restitution claim (clawback) for the paid amount in the following cases: material breach of delegation agreements between the Company and Executives, etc. regarding the duties of Executives, etc., retiring from their offices for personal reasons during the terms of offices against the Company's will, and the Board of Directors resolving on retrospective correction to account settlement as a result of material faults or misconduct on accounting.
- Outside Directors who take on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.
- Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

Type of compensation	Linkage with performance	Performance-based compensation range	Standards for payment		Weight	Time of payment	Payment method
Annual base salary	Fixed	—	• Paid based on position, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.			Monthly	Cash
Stock compensation	Non-performance-based	—	Base amount by position			At the time of retirement of executives	50% in shares 50% in cash
	Medium- to long-term performance-based	0-150%	Base amount by position ×	**Performance factor (MTBP achievement evaluation)**	<55%>	At the end of the MTBP	
				Target attainment rate of indices below in MTBP (1) Consolidated ROE[*1] (2) Consolidated expense ratio[*1] (3) ESG assessment[*2] • Reduction of GHG emissions from own company • MUFG Employee survey score • Ratio of women in management • Ratings granted by ESG rating agencies (4) TSR[*3]	30% 10% 10% (2.5% each) 5%		
				Performance factor (competitor comparison evaluation)	<45%>		
				Comparison of year-on-year growth rates of indices below with competitors[*4] (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position ×	**Performance factor (quantitative evaluation factor applied to the Group CEO)**	<60%>	Annually	Cash
				Rate of year-on-year change and target attainment rate of indices below[*5] (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense ratio	20% 10% 20% 10%		
				Status of individual execution of duties (qualitative evaluation factor applied to the Group CEO) • Expand & Refine Growth Strategies • Drive Social & Environmental Progress • Accelerate Transformation & Innovation • Optimize resource & portfolio management • Enhance stakeholder value, etc.	<40%>		

Subject to malus (confiscation) and clawback (restitution claim)

[Proportion of compensation by position]

Position	Annual base salary	Stock compensation	Cash bonuses
President & CEO	33.3%	33.3%	33.3%
Chairman, Deputy Chairmen, Deputy President	40%	30%	30%
Senior Managing Corporate Executive	42.5%	28.8%	28.8%
Managing Corporate Executive	45%	27.5%	27.5%
Corporate Executives, Executive Officers	50%	25%	25%
Non-Executive Directors, Outside Directors	100%		

Stock compensation and Cash bonuses: Performance-based compensation

*1 To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-term Business Plan (MTBP) regarding consolidated ROE and consolidated expense ratio is determined on an absolute evaluation basis. (See illustration on the right)



Performance factor
Image of Performance-Based Compensation (consolidated ROE and expense ratio)
Limit 150%
100%
50%
0%
MTBP targets

*2 To incentivize efforts to advance sustainability management, MUFG sets these as its unique set of ESG indices to reduce Group/Global GHG emissions from own operations, improve its employee survey scores, and raise the ratio of women in management. Additionally, the degree of improvement (three-year period) in external ratings granted by five major ESG rating agencies is evaluated on a relative basis, with the aim of objectively assessing contribution to MUFG's various ESG initiatives.

*3 To enhance enterprise value over the medium to long term and share interests with shareholders, MUFG will conduct relative (three-year) TSR assessments compared to TOPIX (including dividends) and major competitors.

*4 By conducting a relative comparison of the growth rate of "Consolidated net operating profits," which is an indication of the profitability of mainstay operations, and "Profits attributable to owners of parent," the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such market factors is evaluated as milestones for each fiscal year.

*5 To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group's most important management issues and to drive the improvement of its earning structure, the "Year-on-year change rate" and the "Target achievement rate" of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

Compensation, etc. for Company Executives

(Millions of yen)

Classification	Number of Recipients	Total compensation, etc.	Total amount of compensation, etc. by classification				
			Annual base salary, etc.	Cash bonus	Performance-based stock compensation		
			Cash	Cash	Non-cash		
			Non-performance-based	Performance-based	Non-performance-based	Performance-based	
Directors (excluding outside directors)	5	628	252	144	33	197	
Corporate Executives	17	1,927	710	463	243	509	
Outside Directors	10	241	241	–	–	–	

(Notes)
1. All figures have been rounded down to the nearest unit.

2. The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.

3. On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2024. (Please refer to the chart on the previous page for details of the stock compensation plan.)

4. Compensation for Outside Directors from the Company's parent company (including subsidiaries), etc. is not applicable.

5. The targets and achievement ratio of each index of the performance-based stock compensation under the current Medium-term Business Plan (from fiscal year 2024 to fiscal year 2026) are as follows.

Time span for evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio					
				Fiscal year 2024		Fiscal year 2025		Fiscal year 2026	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	60%	77%	–	–	–	–
	Profits attributable to owners of parent	20%		100%		–		–	
Medium-to long-term, etc.	Consolidated ROE (based on MUFG's standard)	30%	Fiscal year 2026: MTBP targets	–					
	Consolidated expense ratio	10%		–					
	ESG assessment	10%	Absolute and relative assessments of the degree of improvement (three-year period)	–					
	TSR	5%	Relative comparison with TOPIX and competitors	–					

6. The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2022 to fiscal year 2024 are as follows. The evaluation method of the business performance of fiscal year 2024 is the same, in principle.

Performance indices	Weight	Fiscal year 2022 bonuses		Fiscal year 2023 bonuses		Fiscal year 2024 bonuses	
		Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>	100%	106.4%	125.0%	102.3%	112.5%	104.3%	112.5%
Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	117.3%	–	103.8%	–	113.8%	–
Qualitative evaluation	40%	90.0%	–	100.0%	–	90.0%	–

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

-End-